    As filed with the Securities and Exchange Commission on November 9, 2000



                                                      Registration No. 333-41814



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                          PRE-EFFECTIVE AMENDMENT NO. 1


                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
               SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                   FORM N-8B-2

                              SEPARATE ACCOUNT A OF
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                           (Exact name of Registrant)


                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               (Name of Depositor)



                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)


                               James D. Gallagher
                          Secretary and General Counsel
                The Manufacturers Life Insurance Company (U.S.A.)
                                73 Tremont Street
                                Boston, MA 02108
                     (Name and Address of Agent for Service)

                                    Copy to:
                              J. Sumner Jones, Esq.
                              Jones & Blouch L.L.P.
                        1025 Thomas Jefferson Street, NW
                              Washington, DC 20007


Title of Securities Being Registered:  Variable Life Insurance Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this registration statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              Separate Account A of
                The Manufacturers Life Insurance Company (U.S.A.)
                       Registration Statement on Form S-6
                              Cross-Reference Sheet

FORM

N-8B-2

ITEM NO.                      CAPTION IN PROSPECTUS

1        Cover Page; General Information About Manufacturers (Separate Account
         A)

2        Cover Page; General Information About Manufacturers (Manufacturers
         (U.S.A.))

3        *

4        Other Information (Distribution of the Policy)


5        General Information About Manufacturers (Separate Account A)


6        General Information About Manufacturers (Separate Account A)

7        *

8        *

9        Other Information (Litigation)

10 Death Benefits; Premium Payments; Charges and Deductions; Policy Value; Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Provisions of the Policy; Other Information

11       General Information About Manufacturers (Manufacturers Investment
         Trust)

12       General Information About Manufacturers (Manufacturers Investment
         Trust)

13       Charges and Deductions

14 Issuing A Policy; Other Information (Responsibilities Assumed By Manufacturers Life)

15       Issuing A Policy

16       General Information About Manufacturers (Manufacturers Investment
         Trust)

17       Policy Surrender and Partial Withdrawals

18       General Information About Manufacturers

19 Other Information (Reports to Policyholders; Responsibilities Assumed By Manufacturers Life)

20       *

21       Policy Loans

22       *


23       *

24       Other Provisions of the Policy

25       General Information About Manufacturers (Manufacturers U.S.A.)

26       *

27 General Information About Manufacturers (Manufacturers U.S.A.); Other Information (Distribution of the Policy)

28       Other Information (Officers and Directors)

29       General Information About Manufacturers (Manufacturers U.S.A.)

30       *

31       *

32       *

33       *

34       *


35       *


36       *

37       *

38 Other Information (Distribution of the Policies; Responsibilities of Manufacturers Life)

39       Other Information (Distribution of the Policies)

40       *

41       Other Information (Distribution of the Policy)

42       Other Information (Distribution of the Policy)

43       *

44       Policy Values -- Determination of Policy Value; Units and Unit Values)

45       *

46 Policy Surrender and Partial Withdrawals; Other Information -- Payment of Proceeds)

47       General Information About Manufacturers (Manufacturers Investment
         Trust)

48       *

49       *

50       General Information About Manufacturers

51 Issuing a Policy; Death Benefits; Premium Payments; Charges and Deductions; Policy Value; Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Policy Provisions

52       Other Information (Substitution of Portfolio Shares)


53 General Information About Manufacturers (Separate Account A); Tax Treatment of the Policy


54       *

55       *

56       *

57       *

58       *

59       Financial Statements

* Omitted since answer is negative or item is not applicable.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

SEPARATE ACCOUNT A OF THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                                   VENTURE VUL
                A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

This prospectus describes Venture VUL, a flexible premium variable universal life insurance policy (the "Policy") offered by The Manufacturers Life Insurance Company (U.S.A.) (the "Company," "Manufacturers U.S.A.," "we" or "us").

The Policy is designed to provide lifetime insurance protection together with flexibility as to:

     -     the timing and amount of premium payments,

     -     the investments underlying the Policy Value, and

     -     the amount of insurance coverage.

This flexibility allows you, the policyowner, to pay premiums and adjust insurance coverage in light of your current financial circumstances and insurance needs.

Policy Value may be accumulated on a fixed basis or vary with the investment performance of the sub-accounts of Manufacturers U.S.A.'s Separate Account A (the "Separate Account"). The assets of each sub-account will be used to purchase shares of a particular investment portfolio (a "Portfolio") of Manufacturers Investment Trust (the "Trust"). The accompanying prospectus for the Trust, and the corresponding statement of additional information, describe the investment objectives of the Portfolios in which you may invest net premiums. Other sub-accounts and Portfolios may be added in the future.

BECAUSE OF THE SUBSTANTIAL NATURE OF SURRENDER CHARGES, THE POLICY IS NOT SUITABLE FOR SHORT TERM INVESTMENT PURPOSES. ALSO PROSPECTIVE PURCHASERS SHOULD NOTE THAT IT MAY NOT BE ADVISABLE TO PURCHASE A POLICY AS A REPLACEMENT FOR EXISTING INSURANCE.

The Securities and Exchange Commission (the "SEC") maintains a web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the Commission.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE TRUST.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                The Manufacturers Life Insurance Company (U.S.A.)
                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304


                   THE DATE OF THIS PROSPECTUS IS ______, 2000

TABLE OF CONTENTS

DEFINITIONS ......................................................................    4
POLICY SUMMARY
  General ........................................................................    6
  Death Benefits .................................................................    6
  Premiums .......................................................................    6
  Policy Value ...................................................................    6
  Policy Loans ...................................................................    6
  Surrender and Partial Withdrawals ..............................................    6
  Lapse and Reinstatement ........................................................    6
  Charges and Deductions .........................................................    7
  Investment Options and Investment Advisers .....................................    7
  Investment Management Fees and Expenses ........................................    7
  Table of Charges and Deductions ................................................    7
  Table of Investment Management Fees and Expenses ...............................    8
  Table of Investment Options and Investment Subadvisers .........................   10
GENERAL INFORMATION ABOUT MANUFACTURERS U.S.A., THE SEPARATE ACCOUNT AND THE TRUST
  Manufacturers U.S.A ............................................................   11
  The Separate Account ...........................................................   12
  The Trust ......................................................................   12
  Investment Objectives of the Portfolios ........................................   12
ISSUING A POLICY
  Requirements ...................................................................   16
  Temporary Insurance Agreement ..................................................   16
  Right to Examine the Policy ....................................................   17
  Life Insurance Qualification ...................................................   17
DEATH BENEFITS ...................................................................   18
  Death Benefit Options ..........................................................   18
  Changing the Death Benefit Option ..............................................   18
  Changing the Face Amount .......................................................   18
PREMIUM PAYMENTS
  Initial Premiums ...............................................................   19
  Subsequent Premiums ............................................................   19
  Maximum Premium Limitation .....................................................   19
  Premium Allocation .............................................................   19
CHARGES AND DEDUCTIONS
  Premium Charge .................................................................   19
  Surrender Charges ..............................................................   19
  Mortality and Expense Risks Charge .............................................   23
  Charges for Transfers ..........................................................   24
  Reduction in Charges ...........................................................   24
SPECIAL PROVISIONS FOR EXCHANGES .................................................   24
COMPANY TAX CONSIDERATIONS .......................................................   24
POLICY VALUE
  Determination of the Policy Value ..............................................   25
  Units and Unit Values ..........................................................   25
  Transfers of Policy Value ......................................................   26
POLICY LOANS .....................................................................   27
  Effect of Policy Loan ..........................................................   27
  Interest Charged on Policy Loans ...............................................   27
  Loan Account ...................................................................   27
POLICY SURRENDER AND PARTIAL WITHDRAWALS
  Policy Surrender ...............................................................   28
  Partial Withdrawals ............................................................   28
LAPSE AND REINSTATEMENT
  Lapse ..........................................................................   28

  No Lapse Guarantee ................................................................   29
  No-Lapse Guarantee Cumulative Premium Test ........................................   29
  Reinstatement .....................................................................   29
THE GENERAL ACCOUNT .................................................................   30
  Fixed Account .....................................................................   30
OTHER PROVISIONS OF THE POLICY
  Policyowner Rights ................................................................   30
  Beneficiary .......................................................................   31
  Incontestability ..................................................................   31
  Misstatement of Age or Sex ........................................................   31
  Suicide Exclusion .................................................................   31
  Supplementary Benefits ............................................................   31
TAX TREATMENT OF THE POLICY .........................................................   31
  Life Insurance Qualification ......................................................   32
  Tax Treatment of Policy Benefits ..................................................   33
  Alternate Minimum Tax .............................................................   36
  Income Tax Reporting ..............................................................   36
OTHER INFORMATION
  Payment of Proceeds ...............................................................   36
  Reports to Policyowners ...........................................................   36
  Distribution of the Policies ......................................................   37
  Responsibilities of Manufacturers Life ............................................   37
  Voting Rights .....................................................................   37
  Substitution of Portfolio Shares ..................................................   38
  Records and Accounts ..............................................................   38
  State Regulations .................................................................   38
  Litigation ........................................................................   38
  Independent Auditors ..............................................................   38
  Further Information ...............................................................   38
  Officers and Directors ............................................................   40
  Year 2000 Issues ..................................................................   40
  Optional Term Rider ...............................................................   40
  Illustrations .....................................................................   41
  APPENDIX A - SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH
  BENEFITS ..........................................................................   A-1
  APPENDIX B - AUDITED FINANCIAL STATEMENTS .........................................   B-1

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION WHERE IT WOULD NOT BE LAWFUL. YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF MANUFACTURERS INVESTMENT TRUST, OR THE STATEMENT OF ADDITIONAL INFORMATION OF MANUFACTURERS INVESTMENT TRUST. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.


Examine this prospectus carefully. The Policy Summary will briefly describe the Policy. More detailed information will be found further in the prospectus.

DEFINITIONS

Additional Rating
is an increase to the Cost of Insurance Rate for insureds who do not meet, at a minimum, the Company's underwriting requirements for the standard Risk Classification.

Age
on any date is the life insured's age on his or her nearest birthday to the Policy Date. If no specific age is mentioned, age means the life insured's age on the Policy Anniversary nearest to the birthday.

Attained Age
is the age at issue plus the number of whole years that have elapsed since the Policy Date.

Business Day
is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled daytime trading of the New York Stock Exchange on that day.

Cash Surrender Value
is the Policy Value less the Surrender Charge and any outstanding Monthly Deductions due.

Effective Date
is the date the underwriters approve issuance of the Policy. If the Policy is approved without the initial premium, the Effective Date will be the date the Company receives at least the minimum initial premium at our Service Office. In either case, the Company will take the first Monthly Deduction on the Effective Date.

Gross Withdrawal
is the amount of partial Net Cash Surrender Value the policyowner requests plus any Surrender Charge applicable to the withdrawal.

Fixed Account
is that part of the Policy Value which reflects the value the policyowner has in the general account of the Company.

Investment Account
is that part of the Policy Value which reflects the value the policyowner has in one of the sub-accounts of the Separate Account.

Issue Date
is the date the Company issued the Policy. The Issue Date is also the date from which the Suicide and Incontestability provisions of the Policy are measured.

Life Insured
is the person whose life is insured under this Policy.

Loan Account
is that part of the Policy Value which reflects the value transferred from the Fixed Account or the Investment Accounts as collateral for a policy loan.

Monthly No-Lapse Guarantee Premium
is one-twelfth of the No-Lapse Guarantee Premium.

Net Cash Surrender Value
is the Cash Surrender Value less the Policy Debt.

Net Policy Value
is the Policy Value less the value in the Loan Account.

Net Premium
is the gross premium paid less the Premium Charge. It is the amount of premium allocated to the Fixed Account and/or Investment Accounts.

No-Lapse Guarantee
is a provision of the Policy which occurs when the Policy is in the No-Lapse Guarantee Period, and meets the No-Lapse Guarantee Cumulative Premium Test. If such a condition is met the Policy will not lapse, even when the Net Cash Surrender Value falls to or below zero.

No-Lapse Guarantee Period
is the period, set at issue, during which the No-Lapse Guarantee is provided. The No-Lapse Guarantee period is fixed at the lesser of (a) twenty years or (b) the number of years remaining until the life insured's age is 95, depending upon applicable state law requirements Certain states may have a shorter guarantee period. The No Lapse Guarantee Period for a particular Policy is stated in the Policy.

No-Lapse Guarantee Premium
is the annual premium used to determine the Monthly No-Lapse Guarantee Premium. It is set at issue and is recalculated, prospectively, whenever any of the following changes occur under the Policy:

     -     the face amount of insurance changes.

     -     a Supplementary Benefit is added, changed or terminated.

     -     the risk classification of the life insured changes.

     - a temporary Additional Rating is added (due to a face amount increase), or terminated.

     -     the Death Benefit Option changes.

No-Lapse Guarantee Cumulative Premium
is the minimum amount due to satisfy the No-Lapse Guarantee Cumulative Premium Test. This amount equals the sum, from issue to the date of the test, of the Monthly No-Lapse Guarantee Premiums.

No-Lapse Guarantee Cumulative Premium Test is a test that, if satisfied, during the No Lapse Guarantee Period will keep the policy inforce when the Net Cash Surrender Value is less than zero. The test is satisfied if the sum of all premiums paid, less any gross partial withdrawals and less any Policy Debt, is greater than or equal to the sum of the monthly No-Lapse Guarantee Premiums due since the Policy Date.

Policy Date
is the date coverage takes effect under the Policy, provided the Company receives the minimum initial premium at its Service Office, and is the date from which charges for the first monthly deduction are calculated, and the date from which Policy Years, Policy Months, and Policy Anniversaries are determined.

Policy Debt
as of any date equals (a) plus (b) plus (c) minus (d), where:

      (a)   is the total amount of loans borrowed as of such date;

      (b) is the total amount of any unpaid loan interest charges which have been borrowed against the Policy on a Policy Anniversary;

      (c) is any interest charges accrued from the last Policy Anniversary to the current date; and

      (d)   is the total amount of loan repayments as of such date.

Policy Value
is the sum of the values in the Loan Account, the Fixed Account, and the Investment Accounts.

Service Office Address
is 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5.

Surrender Charge Period
is the period following the Policy Date or following any increase in Face Amount during which the Company will assess surrender charges. Surrender charges will apply during this period if the policy terminates due to default, if the policyowner surrenders the policy or makes a partial withdrawal.

Written Request
is the policyowner's request to the Company which must be in a form satisfactory to the Company, signed and dated by the policyowner, and received at the Service Office.


POLICY SUMMARY

GENERAL
We have prepared the following summary as a general description of the most important features of the Policy. It is not comprehensive and you should refer to the more detailed information contained in this prospectus. Unless otherwise indicated or required by the context, the discussion throughout this prospectus assumes that the Policy has not gone into default, there is no outstanding Policy Debt, and the death benefit is not determined by the minimum death benefit percentage. The Policy's provisions may vary in some states.

DEATH BENEFITS
There are two death benefit options. Under Option 1 the death benefit is the FACE AMOUNT OF THE POLICY at the date of death or, if greater, the Minimum Death Benefit. Under Option 2 the death benefit is the FACE AMOUNT PLUS THE POLICY VALUE OF THE POLICY at the date of death or, if greater, the Minimum Death Benefit. You may change the death benefit option and increase or decrease the Face Amount.

OPTIONAL TERM RIDER
The Policy may be issued with an optional term insurance rider (the "Term Rider"). The benefit of the term rider is that the cost of insurance rates will always be less than or equal to the cost of insurance rates on the Policy. HOWEVER, UNLIKE THE DEATH BENEFIT UNDER THE POLICY, THE DEATH BENEFIT UNDER THE TERM RIDER IS NOT PROTECTED BY THE NO-LAPSE GUARANTEE AFTER THE SECOND POLICY YEAR AND TERMINATES AT AGE 100.

PREMIUMS
You may pay premiums at any time and in any amount, subject to certain limitations as described under "Premium Payments - Subsequent Premiums." Net Premiums will be allocated, according to your instructions and at the Company's discretion, to one or more of our general account and the sub-accounts of the Separate Account. You may change your allocation instructions at any time. You may also transfer amounts among the accounts.

POLICY VALUE
The Policy has a Policy Value reflecting premiums paid, certain charges for expenses and cost of insurance, and the investment performance of the accounts to which you have allocated premiums.

POLICY LOANS
You may borrow an amount not to exceed 90% of your Policy's Net Cash Surrender Value. Loan interest at a rate of 5.25% during the first ten Policy Years and 4% thereafter is due on each Policy Anniversary. We will deduct all outstanding Policy Debt from proceeds payable at the insured's death, or upon surrender.

SURRENDER AND PARTIAL WITHDRAWALS
You may make a partial withdrawal of your Policy Value. A partial withdrawal may result in a reduction in the Face Amount of the Policy and an assessment of a portion of the surrender charges to which the Policy is subject.

You may surrender your Policy for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less Surrender Charges and outstanding Monthly Deductions due minus the Policy Debt.

LAPSE AND REINSTATEMENT
Unless the No-Lapse Guarantee Cumulative Premium Test has been met, a Policy will lapse (and terminate without value) when its Net Cash Surrender Value is insufficient to pay the next monthly deduction and a grace period of 61 days expires without your having made an adequate payment.

The Policies, therefore, differ in two important respects from conventional life insurance policies. First, the failure to make planned premium payments will not itself cause a Policy to lapse. Second, a Policy can lapse even if planned premiums have been paid.

A policyowner may reinstate a lapsed Policy at any time within the five year period following lapse provided the Policy was not surrendered for its Net Cash Surrender Value. We will require evidence of insurability along with a certain amount of premium as described under "Reinstatement."

CHARGES AND DEDUCTIONS
We assess certain charges and deductions in connection with the Policy. These include:

      charges assessed monthly for mortality and expense risks, cost of insurance, administration expenses,

      charges deducted from premiums paid, and

      charges assessed on surrender or lapse.

These charges are summarized in the Table of Charges and Deductions. We may allow you to request that the sum of all charges assessed monthly for mortality and expense risks, cost of insurance and administration expenses be deducted from the Fixed Account or one or more of the sub-accounts of the Separate Account.

In addition, there are charges deducted from each Portfolio of the Trust. These charges are summarized in the Table of Investment Management Fees and Expenses.

INVESTMENT OPTIONS AND INVESTMENT ADVISERS
You may allocate Net Premiums to the Fixed Account or to one or more of the sub-accounts of the Separate Account. Each of the sub-accounts invests in the shares of one of the Portfolios of the Trust.

The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940, as amended.

The Trust also employs subadvisers. The Table of Investment Options and Investment Subadvisers shows the subadvisers that provide investment subadvisory services to the indicated Portfolios.

INVESTMENT MANAGEMENT FEES AND EXPENSES
Each sub-account of the Separate Account purchases shares of the Portfolios at net asset value. The net asset value of those shares reflects investment management fees and certain expenses of the Portfolios. The fees and expenses for each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses below. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.

Allocating net premiums only to one or a small number of the investment options (other than the Lifestyle Trusts) should not be considered a balanced investment strategy. In particular, allocating net premiums to a small number of investment options that concentrate their investments in a particular business or market sector will increase the risk that the value of your Policy will be more volatile since these investment options may react similarly to business or market specific events. Examples of business or market sectors where this risk historically has been and may continue to be particularly high include: (a) technology related businesses, including internet related businesses, (b) small cap securities and (c) foreign securities. The Company does not provide advice regarding appropriate investment allocations, please discuss this matter with your financial adviser.

TABLE OF CHARGES AND DEDUCTIONS

Premium Charge:     6.6% of each premium paid during the first 10 Policy Years and 3.6% thereafter.

Surrender Charges:  A Surrender Charge is applicable for 10 Policy Years from the Policy Date or an increase in Face Amount. The Surrender Charge is determined by the following formula:

                    Surrender Charge = (Surrender Charge Rate) x (Face Amount Associated with the Surrender Charge/1000) x (Grading Percentage)

                  The Grading Percentage is based on the Policy Year in which the transaction causing the assessment of the charge occurs and is set forth in the table under "Surrender Charges."

                  The Surrender Charge Rate is calculated as follows:

                  Surrender Charge Rate = (Rate per $1000 of Face Amount) + (80%) x (Surrender Charge Premium)

                  The Rate per $1000 of Face Amount is based on the age at which the transaction causing the assessment of the charge occurs and is set forth in a table under "Surrender Charges."

                  The Surrender Charge Premium is the lesser of:

                  - the premiums paid during the first Policy Year (or premiums attributable to a Face Amount increase) per $1000 of Face Amount, and

                  - the Surrender Charge Premium Limit specified in the Policy per $1000 of Face Amount.

                  The premiums attributable to a Face Amount increase will equal a portion of each payment made within one year of the increase plus a portion of the Policy Value at the time of the increase.

                  A portion of this charge will be assessed on a partial withdrawal.

Monthly Deductions: An administration charge of $30 per Policy Month will be deducted in the first Policy Year. In subsequent years, the administration charge will be $15 per Policy Month.

                  The cost of insurance charge.

                  Any additional charges for supplementary benefits, if applicable.

                  A mortality and expense risks charge. This charge varies by Policy Year as follows:

                  ----------------------------------------------------------------
                  Policy Years      Guaranteed Monthly        Guaranteed Annual
                                  Mortality and Expense         Mortality and
                                       Risks Charge         Expense Risks Charge
                      1-10               0.0627%                    0.75%
                      11+                0.0209%                    0.25%
                  ----------------------------------------------------------------


                  All of the above charges are deducted from the Net Policy
                  Value.

Loan Charges:     A fixed loan interest rate of 5.25% during the first
                  10 Policy Years and 4% thereafter. Interest credited to amounts in the Loan Account is guaranteed not to be less than 4% at all times. The maximum loan amount is 90% of the Net
                  Cash Surrender Value.

Transfer Charge:  A charge of $25 per transfer for each transfer in excess of 12 in a Policy Year.


TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES

TRUST ANNUAL EXPENSES
(as a percentage of Trust average net assets for the fiscal year ended December 31, 1999)

                                                              OTHER EXPENSES
                                              MANAGEMENT      (AFTER EXPENSE      TOTAL TRUST
TRUST PORTFOLIO                                  FEES         REIMBURSEMENT)     ANNUAL EXPENSES
-------------------------------------------------------------------------------------------------
Pacific Rim Emerging Markets ............       0.850%            0.260%             1.110%
Internet Technologies ...................       1.150%            0.136%(A)          1.286%
Science & Technology(J) .................       1.100%            0.060%             1.160%
International Small Cap .................       1.100%            0.270%             1.370%
Aggressive Growth .......................       1.000%(F)         0.130%             1.130%
Emerging Small Company ..................       1.050%            0.070%             1.120%
Small Company Blend .....................       1.050%            0.250%(A)          1.300%(E)

                                                            OTHER EXPENSES
                                              MANAGEMENT   (AFTER EXPENSE      TOTAL TRUST
TRUST PORTFOLIO                                  FEES       REIMBURSEMENT)   ANNUAL EXPENSES
--------------------------------------------------------------------------------------------
Dynamic Growth ..........................       1.000%(F)       0.132%(A)       1.132%
Mid Cap Stock ...........................       0.925%          0.100%(A)       1.025%(E)
All Cap Growth(H)........................       0.950%(F)       0.070%          1.020%
Overseas ................................       0.950%          0.260%          1.210%
International Stock (J)..................       1.050%          0.200%          1.250%
International Value .....................       1.000%          0.230%(A)       1.230%(E)
Mid Cap Blend ...........................       0.850%(F)       0.060%          0.910%
Small Company Value .....................       1.050%          0.170%          1.220%
Global Equity ...........................       0.900%          0.160%          1.060%
Growth ..................................       0.850%          0.050%          0.900%
Large Cap Growth ........................       0.875%(F)       0.100%          0.975%
Quantitative Equity .....................       0.700%          0.060%          0.760%
Blue Chip Growth (J).....................       0.875%(F)       0.050%          0.925%
Real Estate Securities ..................       0.700%          0.070%          0.770%
Value ...................................       0.800%          0.070%          0.870%
Tactical Allocation .....................       0.900%          0.127%(A)       1.027%
Equity Index (I).........................       0.250%          0.150%(I)       0.400%(I)
Growth & Income .........................       0.750%          0.050%          0.800%
U.S. Large Cap Value ....................       0.875%          0.070%(A)       0.945%(E)
Equity-Income (J)........................       0.875%(F)       0.060%          0.935%
Income & Value ..........................       0.800%(F)       0.080%          0.880%
Balanced ................................       0.800%          0.070%          0.870%
High Yield ..............................       0.775%          0.065%          0.840%
Strategic Bond ..........................       0.775%          0.095%          0.870%
Global Bond .............................       0.800%          0.180%          0.980%
Total Return ............................       0.775%          0.060%(A)       0.835%(E)
Investment Quality Bond .................       0.650%          0.120%          0.770%
Diversified Bond ........................       0.750%          0.090%          0.840%
U.S. Government Securities ..............       0.650%          0.070%          0.720%
Money Market ............................       0.500%          0.050%          0.550%
Small Cap Index .........................       0.525%          0.075%(A)(G)    0.600%
International Index .....................       0.550%          0.050%(A)(G)    0.600%
Mid Cap Index ...........................       0.525%          0.075%(A)(G)    0.600%
Total Stock Market Index ................       0.525%          0.075%(A)(G)    0.600%
500 Index ...............................       0.525%          0.039%(A)(G)    0.564%
Lifestyle Aggressive 1000(D).............       0.075%          1.060%(B)       1.135%(C)
Lifestyle Growth 820(D)..................       0.057%          1.008%(B)       1.065%(C)
Lifestyle Balanced 640(D) ...............       0.057%          0.928%(B)       0.985%(C)
Lifestyle Moderate 460(D) ...............       0.066%          0.869%(B)       0.935%(C)
Lifestyle Conservative 280(D)............       0.075%          0.780%(B)       0.855%(C)

-----------------
A Based on estimates to be made during the current fiscal year.

B Reflects expenses of the Underlying Portfolios.

C The investment adviser to the Trust, Manufacturers Securities Services, LLC
  ("MSS" or the "Adviser") has voluntarily agreed to pay certain expenses of each Lifestyle Trust (excluding the expenses of the Underlying Portfolios) as follows:

  If total expenses of a Lifestyle Trust (absent reimbursement) exceed 0.075%, the Adviser will reduce the advisory fee or reimburse expenses of that Lifestyle Trust by an amount such that total expenses of the Lifestyle Trust equal 0.075%. If the total expenses of the Lifestyle Trust (absent reimbursement) are equal to or less than 0.075%, then no expenses will be reimbursed by the Adviser. (For purposes of the expense reimbursement, total expenses of a Lifestyle Trust includes the advisory fee but excludes (a) the expenses of the Underlying Portfolios, (b) taxes, (c) portfolio brokerage, (d) interest, (e) litigation and (f) indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business.)

  This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be higher (based on current advisory fees and the Other Expenses of the Lifestyle Trusts for the fiscal year ended December 31, 1999) as noted in the chart below:

                                              MANAGEMENT      OTHER     TOTAL TRUST
  TRUST PORTFOLIO                                FEES       EXPENSES   ANNUAL EXPENSES
  -----------------------------------------------------------------------------
  Lifestyle Aggressive 1000 .............       0.075%       1.090%       1.165%
  Lifestyle Growth 820 ..................       0.057%       1.030%       1.087%
  Lifestyle Balanced 640 ................       0.057%       0.940%       0.997%
  Lifestyle Moderate 460 ................       0.066%       0.900%       0.966%
  Lifestyle Conservative 280 ............       0.075%       0.810%       0.885%


D Each Lifestyle Trust will invest in shares of the Underlying Portfolios.
  Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must bear its own expenses. However, the Adviser is currently paying certain of these expenses as described in footnote (C) above.

E Annualized - For the period May 1, 1999 (commencement of operations) to
  December 31, 1999.

F Management Fees changed effective May 1, 1999. Fees shown are the current management fees.

G MSS has voluntarily agreed to pay expenses of each Index Trust (excluding the advisory fee) that exceed the following amounts: 0.050% in the case of the International Index Trust and 500 Index Trust and 0.075% in the case of the Small Cap Index Trust, the Mid Cap Index Trust and Total Stock Market Index Trust. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.022% higher for the International Index Trust, 0.014% higher for the Small Cap Index Trust, 0.060% higher for the Mid Cap Index Trust and 0.005% higher for the Total Stock Market Index Trust. It is estimated that the expense reimbursement will not be effective during the year end December 31, 2000 for the 500 Index Trust. The expense reimbursement may be terminated at any time by MSS.

H Formerly, the Mid Cap Growth Trust.

I The Equity Index Trust is available only for Policies issued for applications dated prior to May 1, 2000. Under the Advisory Agreement, MSS has agreed to reduce its advisory fee or reimburse the Equity Index Trust if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business) exceeds an annual rate of 0.15% of the average annual net assets of the Equity Index Trust. The expense limitation may be terminated at any time by MSS. If this expense reimbursement had not been in effect, Total Trust Annual Expenses would have been 0.55%, and Other Expenses would have been 0.30%, of the average annual net assets of the Equity Index Trust.

J The Adviser has voluntarily agreed to waive a portion of its advisory fee for the Science & Technology Trust, the Blue Chip Growth Trust, the Equity-Income Trust and the International Stock Trust. The fee reduction is based on the combined asset level of all four portfolios. Once the combined assets exceed specified amounts, the fee reduction is increased. The percentage fee reduction for each asset level is as follows:

            COMBINED ASSET LEVELS                           FEE REDUCTION
                                                            (AS A PERCENTAGE OF THE ADVISORY FEE)
            First $750 million                              0.0%
            Between $750 million and $1.5 billion           2.5%
            Between $1.5 billion and $3.0 billion           3.75%
            Over $3.0 billion                               5.0%


The fee reductions are applied to the advisory fees of each of the four portfolios. This voluntary fee waiver may be terminated at any time by the adviser.


TABLE OF INVESTMENT OPTIONS AND INVESTMENT SUBADVISERS

The Trust currently has nineteen subadvisers who manage all of the portfolios, one of which subadvisers is Manufacturers Adviser Corporation ("MAC"). Both MSS and MAC are affiliates of Manufacturers U.S.A..

      SUBADVISER                                PORTFOLIO
---------------------
(I)
(J)

      A I M Capital Management, Inc.            Aggressive Growth Trust
                                                All Cap Growth Trust(C)

      AXA Rosenberg Investment Management LLC   Small Company Value Trust

      Capital Guardian Trust Company            Small Company Blend Trust
                                                U.S. Large Cap Value Trust
                                                Income & Value Trust
                                                Diversified Bond Trust

      Fidelity Management Trust Company         Mid Cap Blend Trust
                                                Large Cap Growth Trust
                                                Overseas Trust

      Founders Asset Management LLC             International Small Cap Trust
                                                Balanced Trust

      Franklin Advisers, Inc.                   Emerging Small Company Trust

      Janus Capital Corporation                 Dynamic Growth Trust

      SUBADVISER                                PORTFOLIO

      Manufacturers Adviser Corporation         Pacific Rim Emerging Markets Trust
                                                Quantitative Equity Trust
                                                Equity Index Trust(B)
                                                Real Estate Securities Trust
                                                Money Market Trust
                                                Index Trusts
                                                Lifestyle Trusts(A)

      Miller Anderson & Sherrerd, LLP           Value Trust
                                                High Yield Trust

      Mitchell Hutchins Asset Management Inc.   Tactical Allocation Trust

      Morgan Stanley Asset Management Inc.      Global Equity Trust

      Munder Capital Management                 Internet Technologies Trust

      Pacific Investment Management Company     Global Bond Trust
                                                Total Return Trust

      Rowe Price-Fleming International, Inc.    International Stock Trust

      Salomon Brothers Asset Management Inc     U.S. Government Securities Trust
                                                Strategic Bond Trust

      State Street Global Advisors              Growth Trust
                                                Lifestyle Trusts(A)

      T. Rowe Price Associates, Inc.            Science & Technology Trust
                                                Blue Chip Growth Trust
                                                Equity-Income Trust

      Templeton Investment Counsel, Inc.        International Value Trust

      Wellington Management Company, LLP        Growth & Income Trust
                                                Investment Quality Bond Trust
                                                Mid Cap Stock Trust

A State Street Global Advisors provides subadvisory consulting services to Manufacturers Adviser Corporation regarding management of the Lifestyle Trusts.

B The Equity Index Trust is available only for policies issued for applications dated prior to May 1, 2000.

C Formerly, the Mid Cap Growth Trust

GENERAL INFORMATION ABOUT MANUFACTURERS U.S.A., THE SEPARATE ACCOUNT AND THE
TRUST

MANUFACTURERS U.S.A.
We are a stock life insurance company was incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan. We are a licensed life insurance company in the District of Columbia and all states of the United States except New York. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company, based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial. The Manufacturers Life Insurance Company is one of the largest life insurance companies in North America and ranks among the 60 largest life insurers in the world as measured by assets. However, neither Manufacturers Life nor any of its affiliated companies guarantees the investment performance of the Separate Account.

RATINGS

Manufacturers U.S.A. has received the following ratings from independent rating agencies:

      Standard and Poor's Insurance Ratings Service:        AA+ (for financial strength)
      A.M. Best Company:                                    A++ (for financial strength)
      Fitch:                                                AAA (for insurer financial strength)
      Moody's Investors Service, Inc.:                      Aa2 (for financial strength)

These ratings, which are current as of the date of this prospectus and are subject to change, are assigned to Manufacturers U.S.A. as a measure of the Company's ability to honor the death benefit and no lapse guarantees but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.

THE SEPARATE ACCOUNT
Manufacturers U.S.A. established its Separate Account March 20, 1997 as a separate account under Michigan Law. The Separate Account holds assets that are segregated from all of Manufacturers U.S.A.'s other assets. The Separate Account is currently used only to support variable life insurance policies.

ASSETS OF THE SEPARATE ACCOUNT
Manufacturers U.S.A. is the legal owner of the assets in the Separate Account. The income, gains, and losses of the Separate Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Account without regard to the other income, gains, or losses of Manufacturers U.S.A. Manufacturers U.S.A. will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business Manufacturers U.S.A. conducts. However, all obligations under the variable life insurance policies are general corporate obligations of Manufacturers U.S.A..

REGISTRATION
The Separate Account is registered with the Commission under the Investment Company Act of 1940, as amended (the "1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the Commission of the management or investment policies or practices of the Separate Account. For state law purposes the Separate Account is treated as a part or division of Manufacturers U.S.A..

THE TRUST
Each sub-account of the Separate Account will purchase shares only of a particular Portfolio. The Trust is registered under the 1940 Act as an open-end management investment company. The Separate Account will purchase and redeem shares of the Portfolios at net asset value. Shares will be redeemed to the extent necessary for Manufacturers U.S.A. to provide benefits under the Policies, to transfer assets from one sub-account to another or to the general account as requested by policyowners, and for other purposes not inconsistent with the Policies. Any dividend or capital gain distribution received from a Portfolio with respect to the Policies will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.

The Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by the Company or life insurance companies affiliated with the Company. Manufacturers U.S.A. may also purchase shares through its general account for certain limited purposes including initial portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits see the accompanying Trust prospectus.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS
The investment objectives and certain policies of the Portfolios currently available to policyowners through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met. A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this prospectus.

ELIGIBLE PORTFOLIOS
The Portfolios of the Trust available under the Policies are as follows:

The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

The INTERNET TECHNOLOGIES TRUST seeks long-term capital appreciation by investing the portfolio's assets primarily in companies engaged in Internet-related business (such businesses also include Intranet-related businesses).

The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital. By investing at least 65% of the portfolio's total assets in common stocks of companies expected to benefit from the development, advancement, and use of science & technology. Current income is incidental to the portfolio's objective.

The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

The AGGRESSIVE GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.

The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index ("small cap stocks") at the time of purchase.

The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index at the time of purchase.

The DYNAMIC GROWTH TRUST seeks long-term growth of capital by investing the portfolio's assets primarily in equity securities selected for their growth potential. Normally at least 50% of its equity assets are invested in medium-sized companies.

The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities with significant capital appreciation potential, with emphasis on medium sized companies.

The ALL CAP GROWTH TRUST (formerly, Mid Cap Growth Trust) seeks long-term capital appreciation by investing the portfolio's assets, under normal market conditions, principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth.

The OVERSEAS TRUST seeks growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts
(EDRs)). The portfolio expects to invest primarily in equity securities.

The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging markets.

The MID CAP BLEND TRUST seeks growth of capital by investing primarily in common stocks of U.S. issuers and securities convertible into or carrying the right to buy common stocks.

The SMALL COMPANY VALUE TRUST seeks long-term growth of capital by investing, under normal circumstances, at least 65% of the portfolio's assets in common stocks of companies with total market capitalization that approximately match the range of capitalization of the Russell 2000 Index and are traded principally in the markets of the United States.

The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing primarily in equity securities throughout the world, including U.S. issuers and emerging markets.

The GROWTH TRUST seeks long-term growth of capital by investing primarily in large capitalization growth securities (market capitalizations of approximately $1 billion or greater).

The LARGE CAP GROWTH TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in equity securities of companies with large market capitalizations.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) by investing at least 65% of the portfolio's total assets in the common stocks of large and medium sized blue chip companies. Many of the stocks in the portfolio are expected to pay dividends.

The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and satisfactory current income by investing in real estate related equity and debt securities.

The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

The TACTICAL ALLOCATION TRUST seeks total return, consisting of long-term capital appreciation and current income, by allocating the portfolio's assets between (i) a stock portion that is designed to track the performance of the S&P 500 Composite Stock Price Index, and (ii) a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.

The EQUITY INDEX TRUST seeks to achieve investment results which approximate the aggregate total return of publicly traded common stocks which are included in the Standard & Poor's 500 Composite Stock Price Index. (The Equity Index Trust is available only for policies issued for applications dated prior to May 1,
2000).

The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of U.S. issuers which the subadviser believes are of high quality.

The U.S. LARGE CAP VALUE TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $500 million.

The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

The INCOME & VALUE TRUST seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed income securities.

The BALANCED TRUST seeks current income and capital appreciation by investing in a balanced portfolio of common stocks, U.S. and foreign government obligations and a variety of corporate fixed income securities.

The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

The GLOBAL BOND TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six-year time frame based on the subadviser's forecast for interest rates.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The DIVERSIFIED BOND TRUST seeks high total return consistent with the conservation of capital by investing at least 75% of the portfolio's assets in fixed income securities.

The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U.S. entities.

The SMALL CAP INDEX TRUST seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to track the performance of the Russell 2000 Index.*

The INTERNATIONAL INDEX TRUST seeks to approximate the aggregate total return of a foreign equity market index by attempting to track the performance of the Morgan Stanley European Australian Far East Free Index (the "MSCI EAFE Index").*

The MID CAP INDEX TRUST seeks to approximate the aggregate total return of a mid cap U.S. domestic equity market index by attempting to track the performance of the S&P Mid Cap 400 Index.*

The TOTAL STOCK MARKET INDEX seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the Wilshire 5000 Equity Index.*

The 500 INDEX TRUST seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the S&P 500 Composite Stock Price Index.*

The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

THE LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

*"Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" and "Standard and Poor's 400(R)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)" is a trademark of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "Morgan Stanley European Australian Far East Free" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.

ISSUING A POLICY

REQUIREMENTS
To purchase a Policy, an applicant must submit a completed application. A Policy will not be issued until the underwriting process has been completed to the Company's satisfaction.

Policies may be issued on a basis which does not distinguish between the insured's sex, with prior approval from the Company. A Policy will generally be issued only on the lives of insureds from ages 0 through 90.

Each Policy has a Policy Date, an Effective Date and an Issue Date (See "Definitions" above).

The Policy Date is the date from which the first monthly deductions are calculated and from which Policy Years, Policy Months and Policy Anniversaries are determined. The Effective Date is the date the Company becomes obligated under the Policy and when the first monthly deductions are deducted from the Policy Value. The Issue Date is the date from which Suicide and Incontestability are measured.

If an application accepted by the Company is not accompanied by a check for the initial premium and no request to backdate the Policy has been made:

(i) the Policy Date and the Effective Date will be the date the Company receives the check at it's service office, and

(ii)     the Issue Date will be the date the Company issues the Policy.

The initial premium must be received within 60 days after the Issue Date, and the policyowner must be in good health on the date the initial premium is received. If the premium is not paid or if the application is rejected, the Policy will be canceled and any partial premiums paid will be returned to the applicant.

MINIMUM INITIAL FACE AMOUNT
Manufacturers U.S.A. will generally issue a Policy only if it has a Face Amount of at least $100,000.

BACKDATING A POLICY
Under limited circumstances, the Company may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a Policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the Policy. Monthly deductions will be made for the period the Policy Date is backdated. Regardless of whether or not a policy is backdated, Net Premiums received prior to the Effective Date of a Policy will be credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market portfolio.

As of the Effective Date, the premiums paid plus interest credited, net of the premium charge, will be allocated among the Investment Accounts and/or Fixed Account in accordance with the policy owner's instructions unless such amount is first allocated to the Money Market Trust for the duration of the Right to Examine period.

TEMPORARY INSURANCE AGREEMENT
In accordance with the Company's underwriting practices, temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement. Generally, temporary life insurance may not exceed $1,000,000 and may not be in effect for more than 90 days. This temporary insurance coverage will be issued on a conditional receipt basis, which means that any benefits under such temporary coverage will only be paid if the life insured meets the Company's usual and customary underwriting standards for the coverage applied for.

The acceptance of an application is subject to the Company's underwriting rules, and the Company reserves the right to request additional information or to reject an application for any reason.

Persons failing to meet standard underwriting classification may be eligible for a Policy with an additional risk rating assigned to it.

RIGHT TO EXAMINE THE POLICY
A Policy may be returned for a refund within 10 days after you received it. Some states provide a longer period of time to exercise this right. The Policy will indicate if a longer time period applies. The Policy can be mailed or delivered to the Manufacturers U.S.A. agent who sold it or to the Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, the Company will refund to the policyholder an amount equal to either:

 (1) the amount of all premiums paid or

 (2)
      (a) the difference between payments made and amounts allocated to the Separate Account and the Fixed Account; plus

      (b) the value of the amount allocated to the Separate Account and the Fixed Account as of the date the returned Policy is received by the Company; minus

      (c)   any partial withdrawals made and policy loans taken.

Whether the amount described in (1) or (2) is refunded depends on the requirements of the applicable state.

If a policyowner requests an increase in face amount which results in new surrender charges, he or she will have the same rights as described above to cancel the increase. If canceled, the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the increase not taken place. A policyowner may request a refund of all or any portion of premiums paid during the right to examine period, and the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the premiums not been paid.

The Company reserves the right to delay the refund of any premium paid by check until the check has cleared.

LIFE INSURANCE QUALIFICATION
A Policy must satisfy either one of two tests to qualify as a life insurance contract for purposes of Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). At the time of application, the policyowner must choose either the Cash Value Accumulation Test or the Guideline Premium Test. The test cannot be changed once the Policy is issued.

CASH VALUE ACCUMULATION TEST
Under the Cash Value Accumulation Test ("CVAT"), the Policy Value must be less than the Net Single Premium necessary to fund future Policy benefits, assuming guaranteed charges and 4% net interest. To ensure that a Policy meets the CVAT, the Company will generally increase the death benefit, temporarily, to the required minimum amount. However, the Company reserves the right to require evidence of insurability should a premium payment cause the death benefit to increase by more than the premium payment amount. Any excess premiums will be refunded.

GUIDELINE PREMIUM TEST
The Guideline Premium Test restricts the maximum premiums that may be paid into a life insurance policy for a given death benefit. The policy's death benefit must also be at least equal to the Minimum Death Benefit (described below).

Changes to the Policy may affect the maximum amount of premiums, such as:

-     a change in the policy's Face Amount.

-     a change in the death benefit option.

-     partial Withdrawals.

-     addition or deletion of supplementary benefits.

Any of the above changes could cause the total premiums paid to exceed the new maximum limit. In this situation, the Company may refund any excess premiums paid. In addition, these changes could reduce the future premium limitations.

The Guideline Premium Test requires a life insurance policy to meet minimum ratios of life insurance coverage to policy value. This is achieved by ensuring that the death benefit is at all times at least equal to the Minimum Death Benefit. The Minimum Death Benefit on any date is defined as the Policy Value on that date times the applicable Minimum Death Benefit Percentage for the Attained Age of the life insured. The Minimum Death Benefit Percentages for this test appear in the Policy.

DEATH BENEFITS
If the Policy is in force at the time of the death of the life insured, the Company will pay an insurance benefit. The amount payable will be the death benefit under the selected death benefit option, plus any amounts payable under any supplementary benefits added to the Policy, less the Policy Debt and less any outstanding monthly deductions due. The insurance benefit will be paid in one lump sum unless another form of settlement option is agreed to by the beneficiary and the Company. If the insurance benefit is paid in one sum, the Company will pay interest from the date of death to the date of payment. If the life insured should die after the Company's receipt of a request for surrender, no insurance benefit will be payable, and the Company will pay only the Net Cash Surrender Value.

DEATH BENEFIT OPTIONS
There are two death benefit options, described below.

DEATH BENEFIT OPTION 1
Under Option 1 the death benefit is the Face Amount of the Policy at the date of death or, if greater, the Minimum Death Benefit.

DEATH BENEFIT OPTION 2
Under Option 2 the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death or, if greater, the Minimum Death Benefit.

CHANGING THE DEATH BENEFIT OPTION
The death benefit option may be changed once each Policy Year after the first Policy Year. The change will occur on the first day of the next Policy Month after a written request for a change is received at the Service Office. The Company reserves the right to limit a request for a change if the change would cause the Policy to fail to qualify as life insurance for tax purposes. The Company will not allow a change in death benefit option if it would cause the Face Amount to decrease below $100,000.

A change in the death benefit option will result in a change in the Policy's Face Amount, in order to avoid any change in the amount of the death benefit, as follows:

CHANGE FROM OPTION 1 TO OPTION 2
The new Face Amount will be equal to the Face Amount prior to the change minus the Policy Value as of the date of the change.

CHANGE FROM OPTION 2 TO OPTION 1
The new Face Amount will be equal to the Face Amount prior to the change plus the Policy Value as of the date of the change.

No new Surrender Charges will apply to an increase in Face Amount solely due to a change in the death benefit option.

CHANGING THE FACE AMOUNT
Subject to the limitations stated in this prospectus, a policyowner may, upon written request, increase or decrease the Face Amount of the Policy. The Company reserves the right to limit a change in Face Amount so as to prevent the Policy from failing to qualify as life insurance for tax purposes.

INCREASE IN FACE AMOUNT
Increases in Face Amount may be made once each Policy Year after the first Policy Year. Any increase in Face Amount must be at least $50,000. An increase will become effective at the beginning of the policy month following the date Manufacturers U.S.A. approves the requested increase. Increases in Face Amount are subject to satisfactory evidence of insurability. The Company reserves the right to refuse a requested increase if the life insured's Attained Age at the effective date of the increase would be greater than the maximum issue age for new Policies at that time.

NEW SURRENDER CHARGES FOR AN INCREASE
An increase in face amount will usually result in the Policy being subject to new surrender charges. The new surrender charges will be computed as if a new Policy were being purchased for the increase in Face Amount. The premiums attributable to the new Face Amount will not exceed the surrender charge premium limit associated with that increase. There will be no new surrender charges associated with restoration of a prior decrease in Face Amount. As with the purchase of a Policy, a policyowner will have a free look right with respect to any increase resulting in new surrender charges.

An additional premium may be required for a face amount increase, and a new No-Lapse Guarantee Premium will be determined, if the No-Lapse Guarantee is in effect at the time of the face amount increase.

INCREASE WITH PRIOR DECREASES
If, at the time of the increase, there have been prior decreases in Face Amount, these prior decreases will be restored first. The insurance coverage eliminated by the decrease of the oldest Face Amount will be deemed to be restored first.

CHANGING BOTH THE FACE AMOUNT AND THE DEATH BENEFIT OPTION
If a policyowner requests to change both the Face Amount and the Death Benefit Option in the same month, the Death Benefit Option change shall be deemed to occur first.


DECREASE IN FACE AMOUNT
Decreases in Face Amount may be made once each Policy Year after the first Policy Year. Any decrease in Face Amount must be at least $50,000. A written request from a policyowner for a decrease in the Face Amount will be effective at the beginning of the Policy Month following the date Manufacturers U.S.A. approves the requested decrease. If there have been previous increases in Face Amount, the decrease will be applied to the most recent increase first and thereafter to the next most recent increases successively. Under no circumstances should the sum of all decreases cause the policy to fall below the minimum Face Amount of $100,000.

PREMIUM PAYMENTS

INITIAL PREMIUMS
No premiums will be accepted prior to receipt of a completed application by the Company. All premiums received prior to the Effective Date of the Policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust.

The minimum initial premium is one-twelfth of the No-Lapse Guarantee Premium.

On the later of the Effective Date or the date a premium is received, the Net Premiums paid plus interest credited will be allocated among the Investment Accounts or the Fixed Account in accordance with the policyowner's instructions.

SUBSEQUENT PREMIUMS
After the payment of the initial premium, premiums may be paid at any time and in any amount until the life insured's Attained Age 100, subject to the limitations on premium amount described below.

A Policy will be issued with a planned premium, which is based on the amount of premium the policyowner wishes to pay. Manufacturers U.S.A. will send notices to the policyowner setting forth the planned premium at the payment interval selected by the policyowner. However, the policyowner is under no obligation to make the indicated payment.

The Company may refuse any premium payment that would cause the Policy to fail to qualify as life insurance under the Code. The Company also reserves the right to request evidence of insurability if a premium payment would result in an increase in the Death Benefit that is greater than the increase in Policy Value.

Payment of premiums will not guarantee that the Policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the Policy to lapse.

All Net Premiums received on or after the Effective Date will be allocated among Investment Accounts or the Fixed Account as of the Business Day the premiums were received at the Service Office. Monthly deductions are due on the Policy Date and at the beginning of each Policy Month thereafter. However, if due prior to the Effective Date, they will be taken on the Effective Date instead of the dates they were due.

MAXIMUM PREMIUM LIMITATION
If the Policy is issued under the Guideline Premium Test, in no event may the total of all premiums paid exceed the then current maximum premium limitations established by federal income tax law for a Policy to qualify as life insurance.

If, at any time, a premium is paid which would result in total premiums exceeding the above maximum premium limitation, the Company will only accept that portion of the premium which will make the total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the then current maximum premium limitation.

PREMIUM ALLOCATION
Premiums may be allocated to the Fixed Account for accumulation at a rate of interest equal to at least 4% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Fixed Account are made as a percentage of the premium. The percentage allocation to any account may be any number between zero and 100, provided the total allocation equals 100. A policyowner may change the way in which premiums are allocated at any time without charge. The change will take effect on the date a written request for change satisfactory to the Company is received at the Service Office.

CHARGES AND DEDUCTIONS

PREMIUM CHARGE
During the first 10 Policy Years, Manufacturers U.S.A. deducts a premium charge from each premium payment, equal to 6.6% of the premium. Thereafter the premium charge is equal to 3.6% of the premium. The premium charge is designed to cover a portion of the Company's acquisition and sales expenses and premium taxes. Premium taxes vary from state to state, ranging from 0% to 3.5%.

SURRENDER CHARGES
The Company will deduct a Surrender Charge if during the first 10 years following the Policy Date, or the effective date of a Face Amount increase:

-     the Policy is surrendered for its Net Cash Surrender Value,

-     a partial withdrawal is made, or

-     the Policy lapses.

The surrender charge, together with a portion of the premium charge, is designed to compensate the Company for some of the expenses it incurs in selling and distributing the Policies, including agents' commissions, advertising, agent training and the printing of prospectuses and sales literature.

SURRENDER CHARGE CALCULATION
The Surrender Charge is determined by the following formula (the calculation is also described in words below):

Surrender Charge = (Surrender Charge Rate) x (Face Amount associated with the Surrender Charge / 1000) x (Grading Percentage)

DEFINITIONS OF THE FORMULA FACTORS ABOVE

Face Amount of the Policy Associated with the Surrender Charge

The Face Amount associated with the Surrender Charge equals the Face Amount for which the Surrender Charge is being applied. The Face Amount may be increased or decreased as described under "Changing the Face Amount" above.

Surrender Charge Rate  (the calculation is also described in words below)

Surrender Charge Rate  = (X) + (80%) x (Surrender Charge Premium)

Where "X" is equal to:

TABLE FOR RATE PER  $1,000 OF FACE:

           -------------------------------------------------------------------
           Age at Issue   Rate per $1,000    Age at Issue     Rate per $1,000
           or Increase   of Face Value ($)    or Increase    of Face Value ($)
           -----------   -----------------   ------------    -----------------
                0               2.00              18               4.25
                1               2.13              19               4.38
                2               2.25              20               4.50
                3               2.38              21               5.00
                4               2.50              22               5.50
                5               2.63              23               6.00
                6               2.75              24               6.50
                7               2.88              25               7.00
                8               3.00              26               7.20
                9               3.13              27               7.40
                10              3.25              28               7.60
                11              3.38              29               7.80
                12              3.50              30               8.00
                13              3.63              31               8.04
                14              3.75              32               8.08
                15              3.88              33               8.12
                16              4.00              34               8.16
                17              4.13          35 and over          8.20


      The Surrender Charge Premium is the lesser of:

      a. the premiums paid during the first Policy Year per $1,000 of Face Amount at issue or following a Face Amount increase, and

      b. the Surrender Charge Premium Limit specified in the Policy per $1,000 of Face Amount.

      Grading Percentage

The grading percentages during the Surrender Charge Period and set forth in the table below apply to the initial Face Amount and to all subsequent Face Amount increases.

The grading percentage is based on the Policy Year in which the transaction causing the assessment of the charge occurs as set forth in the table below:

                   Surrender         Surrender Charge
                   Charge Period     Grading
                                     Percentage
                   1                 100%
                   2                 90%
                   3                 80%
                   4                 70%
                   5                 60%
                   6                 50%
                   7                 40%
                   8                 30%
                   9                 20%
                   10                10%
                   11                0%


Within a Policy Year, grading percentages will be interpolated on a monthly basis. For example, if the policyowner surrenders the Policy during the fourth month of Policy Year 4, the grading percentage will be 67.5%.

FORMULAS DESCRIBED IN WORDS
Surrender Charge

The Surrender Charge is determined by multiplying the Surrender Charge Rate by the Face Amount associated with the Surrender Charge divided by 1000. The amount obtained is then multiplied by the Grading Percentage, a percent which starts at 100% and grades down each policy year to zero over a period not to exceed 10 years.

Surrender Charge Rate

The Surrender Charge Rate is equal to the sum of (a) plus (b) where (a) equals "X" (see Table above) and (b) equals 80% times the Surrender Charge Premium.

ILLUSTRATION OF MAXIMUM SURRENDER CHARGE CALCULATION

Assumptions

-     45 year old male (standard risks and nonsmoker status)

-     Policy issued 7 years ago

- $7,785 in premiums has been paid on the Policy in equal annual installments over the 7 year period

-     Surrender Charge Premium for the Policy is $15.26

- Face Amount of the Policy at issue is $500,000 and no increases have occurred

-     Policy is surrendered during the first month of the seventh policy year.

Maximum Surrender Charge

The maximum Surrender Charge to be assessed would be $4,082 determined as follows:

First, the Surrender Charge Rate is determined by applying the Surrender Charge Rate formula as set forth below.

      Surrender Charge Rate  = (8.20) + (80%) x (Surrender Charge Premium)

      $20.41 = (8.20) + (80%) x (15.26)

      The Surrender Charge Rate is equal to $20.41

Second, the Surrender Charge Rate is entered into the Surrender Charge formula and the Surrender Charge is determined as set forth below.

      Surrender Charge = (Surrender Charge Rate) x (Face Amount of the Policy associated with the Surrender Charge / 1000) x (Grading Percentage)

      $4,082 = (20.41) x ($500,000 / 1000) x (40%)

      The maximum Surrender Charge is equal to $4,082.

Depending upon the Face Amount of the Policy, the age of the insured at issue, premiums paid under the Policy and the performance of the underlying investment options, the Policy may have no Cash Surrender Value and therefore, the policyowner may receive no surrender proceeds upon surrendering the Policy.

SURRENDER CHARGES ON A PARTIAL WITHDRAWAL
A partial withdrawal will result in the assessment of a portion of the Surrender Charges to which the Policy is subject. The portion of the Surrender Charges assessed will be based on the ratio of the amount of the withdrawal to the Net Cash Surrender Value of the Policy as at the date of the withdrawal. The Surrender Charges will be deducted from the Policy Value at the time of the partial withdrawal on a pro-rata basis from each of the Investment Accounts and the Fixed Account. If the amount in the accounts is not sufficient to pay the Surrender Charges assessed, then the amount of the withdrawal will be reduced.

Whenever a portion of the surrender charges is deducted as a result of a partial withdrawal, the Policy's remaining surrender charges will be reduced in the same proportion that the surrender charge deducted bears to the total surrender charge immediately before the partial withdrawal.

MONTHLY CHARGES
On the Policy Date and at the beginning of each Policy Month, a deduction is due from the Net Policy Value to cover certain charges in connection with the Policy until the Policy Anniversary when the life insured reaches Attained Age 100, unless certain riders are in effect in which case such charges may continue. If there is a Policy Debt under the Policy, loan interest and principal will continue to be payable at the beginning of each Policy Month. Monthly deductions due prior to the Effective Date will be taken on the Effective Date instead of the dates they were due. These charges consist of:

-        an administration charge;

-        a charge for the cost of insurance;

-        a mortality and expense risks charge;

- if applicable, a charge for any supplementary benefits added to the Policy.

Unless otherwise allowed by the Company and specified by the policyowner, the Monthly Deductions will be allocated among the Investment Accounts and the Fixed Account in the same proportion as the Policy value in each bears to the Net Policy Value.

ADMINISTRATION CHARGE
This charge will be equal to $30 per Policy Month in the first Policy Year. For all subsequent Policy Years, the administration charge will be $15 per Policy Month. The charge is designed to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various changes permitted under the Policy.

COST OF INSURANCE CHARGE
The monthly charge for the cost of insurance is determined by multiplying the applicable cost of insurance rate times the net amount at risk at the beginning of each Policy Month. The cost of insurance rate and the net amount at risk are determined separately for the initial Face Amount and for each increase in Face Amount. In determining the net amount at risk, if there have been increases in the Face Amount, the Policy Value shall first be considered a part of the initial Face Amount. If the Policy Value exceeds the initial Face Amount, it shall then be considered a part of the additional increases in Face Amount resulting from the increases, in the order the increases occurred.

For Death Benefit Option 1, the net amount at risk is equal to the greater of zero, or the result of (a) minus (b) where:

   (a) is the death benefit as of the first day of the Policy Month, divided by 1.0032737; and

   (b) is the Policy Value as of the first day of the Policy Month after the deduction of monthly cost of insurance.

For Death Benefit Option 2, the net amount at risk is equal to the Face Amount of insurance.

The rates for the cost of insurance are based upon the issue age, duration of coverage, sex, and Risk Classification of the life insured.

Cost of insurance rates will generally increase with the age of the life insured. The first year cost of insurance rate is guaranteed.

The cost of insurance rates reflect the Company's expectations as to future mortality experience. The rates may be re-determined from time to time on a basis which does not unfairly discriminate within the class of life insured. In no event will the cost of insurance rates exceed the guaranteed rates set forth in the Policy except to the extent that an extra charge is imposed because of an additional rating applicable to the Life Insured. After the first Policy Year, the cost of insurance will generally increase on each Policy Anniversary. The guaranteed rates are based on the 1980 Commissioners Smoker Distinct Mortality tables.

CHARGES FOR SUPPLEMENTARY BENEFITS
If the Policy includes Supplementary Benefits, a charge may apply to such Supplementary Benefits.

MORTALITY AND EXPENSE RISKS CHARGE
A monthly charge is assessed against the Policy Value equal to a percentage of the Policy Value. This charge is to compensate the Company for the mortality and expense risks it assumes under the Policy. The mortality risk assumed is that the Life Insured may live for a shorter period of time than the Company estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policy will be greater than the Company estimated. The Company will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policy.

The charge varies by Policy Year as follows:

                            Guaranteed Monthly         Equivalent Annual
Policy Year                 Mortality and              Mortality and Expense
                            Expense Risks Charge       Risks Charge
1-10                        0.0627%                    0.75%
11                          0.0209%                    0.25%



CHARGES FOR TRANSFERS
A charge of $25 will be imposed on each transfer in excess of twelve in a Policy Year. The charge will be deducted from the Investment Account or the Fixed Account to which the transfer is being made. All transfer requests received by the Company on the same Business Day are treated as a single transfer request.

Transfers under the Dollar Cost Averaging and Asset Allocation Balancer programs do not count against the number of free transfers permitted per Policy Year.

REDUCTION IN CHARGES
The Policy is available for purchase by corporations and other groups or sponsoring organizations. Group or sponsored arrangements may include reduction or elimination of withdrawal charges and deductions for employees, officers, directors, agents and immediate family members of the foregoing. Manufacturers U.S.A. reserves the right to reduce any of the Policy's charges on certain cases where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative, commissions or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyowner, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, expected persistency of the individual policies, and any other circumstances which Manufacturers U.S.A. believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification, on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any policyowners. Manufacturers U.S.A. may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification.

SPECIAL PROVISIONS FOR EXCHANGES
The Company will permit owners of certain fixed life insurance policies issued by the Company to exchange their policies for the Policies described in this prospectus (and likewise, owners of policies described in this Prospectus may also exchange their Policies for certain fixed policies issued by the Company). Policyowners considering an exchange should consult their tax advisors as to the tax consequences of an exchange.

COMPANY TAX CONSIDERATIONS
At the present time, the Company makes no charge to the Separate Account for any federal, state, or local taxes that the Company incurs that may be attributable to the Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

POLICY VALUE

DETERMINATION OF THE POLICY VALUE
A Policy has a Policy Value, a portion of which is available to the policyowner by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value may also affect the amount of the death benefit. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Fixed Account, and the Loan Account.

INVESTMENT ACCOUNTS
An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

FIXED ACCOUNT
Amounts in the Fixed Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by Manufacturers U.S.A.. For a detailed description of the Fixed Account, see "The General Account - Fixed Account".

LOAN ACCOUNT
Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate which is equal to the amount charged on the outstanding Policy Debt less the Loan Spread. For a detailed description of the Loan Account, see "Policy Loans - Loan Account".

UNITS AND UNIT VALUES

CREDITING AND CANCELING UNITS
Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are canceled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or canceled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service Office, except for any premiums received before the Effective Date. For premiums received before the Effective Date, the values will be determined on the Effective Date.

A Business Day is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled day-time trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.

Units are valued at the end of each Business Day. When an order involving the crediting or canceling of units is received after the end of a Business Day, or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.

UNIT VALUES
The value of a unit of each sub-account was initially fixed at $10.00. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the sub-account on such subsequent Business Day.

The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b) where:

(a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transactions are made on that day; and

(b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transactions were made for that day.

The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.

TRANSFERS OF POLICY VALUE
At any time, a policyowner may transfer Policy Value from one sub-account to another or to the Fixed Account. Transfers involving the Fixed Account are subject to certain limitations noted below under "Transfers Involving Fixed Accounts." Transfer requests must be in writing in a format satisfactory to the Company, or by telephone if a currently valid telephone transfer authorization form is on file.

The Company reserves the right to impose limitations on transfers, including the maximum amount that may be transferred. The Company also reserves the right to modify or terminate the transfer privilege at any time in accordance with applicable law. Transfers may also be delayed when any of the events described under items (i) through (iii) in "Payment of Proceeds" occur. Transfer privileges are also subject to any restrictions that may be imposed by the Trust. In addition, we reserve the right to defer the transfer privilege at any time when we are unable to purchase or redeem shares of the Trust.

While the Policy is in force, the policyowner may transfer the Policy Value from any of the Investment Accounts to the Fixed Account without incurring transfer charges:

(a)   within eighteen months after the Issue Date; or

(b) within 60 days of the effective date of a material change in the investment objectives of any of the sub-accounts or within 60 days of the date of notification of such change, whichever is later.

Such transfers will not count against the twelve transfers that may be made free of charge in any Policy Year.

TRANSFERS INVOLVING FIXED ACCOUNT
The maximum amount that may be transferred from the Fixed Account in any one Policy Year is the greater of $500 or 15% of the Fixed Account Value at the previous Policy Anniversary. Any transfer which involves a transfer out of the Fixed Account may not involve a transfer to the Investment Account for the Money Market Trust.

TELEPHONE TRANSFERS
Although failure to follow reasonable procedures may result in the Company being liable for any losses resulting from unauthorized or fraudulent telephone transfers, Manufacturers U.S.A. will not be liable for following instructions communicated by telephone that the Company reasonably believes to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures shall consist of confirming that a valid telephone authorization form is on file, tape recording of all telephone transactions and providing written confirmation thereof.

DOLLAR COST AVERAGING
The Company will offer policyowners a Dollar Cost Averaging ("DCA") program. Under the DCA program, the policyowner will designate an amount which will be transferred monthly from one Investment Account into any other Investment Account(s) or the Fixed Account. Currently, no charge will be made for this program, although the Company reserves the right to institute a charge on 90 days' written notice to the policyholder. If insufficient funds exist to effect a DCA transfer, the transfer will not be effected and the policyowner will be so notified.

The Company reserves the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

ASSET ALLOCATION BALANCER TRANSFERS
Under the Asset Allocation Balancer program the policyowner will designate an allocation of Policy Value among Investment Accounts. At six-month intervals beginning six months after the Policy Date, the Company will move amounts among the Investment Accounts as necessary to maintain the policyowner's chosen allocation. A change to the policyowner premium allocation instructions will automatically result in a change in Asset Allocation Balancer instructions so that the two are identical unless the policyowner either instructs Manufacturers of America otherwise or has elected the Dollar Cost Averaging program. Currently, there is no charge for this program; however, the Company reserves the right to institute a charge on 90 days' written notice to the policyowner.

The Company reserves the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

POLICY LOANS
While this Policy is in force and has an available loan value, a policyowner may borrow against the Policy Value of the Policy. The Policy serves as the only security for the loan. Policy loans may have tax consequences, see "Tax Treatment of Policy Benefits - Interest on Policy Loans After Year 10" and "Tax Treatment of Policy Benefits - Policy Loan Interest."

MAXIMUM LOANABLE AMOUNT
The Maximum Loanable Amount is 90% of the Policy's Net Cash Surrender Value.

EFFECT OF POLICY LOAN
A policy loan will have an effect on future Policy Values, since that portion of the Policy Value in the Loan Account will increase in value at the crediting interest rate rather than varying with the performance of the underlying Portfolios or increasing in value at the rate of interest credited for amounts allocated to the Fixed Account. A policy loan may cause a Policy to be more susceptible to going into default since a policy loan will be reflected in the Net Cash Surrender Value. See "Lapse and Reinstatement." In addition, a policy loan may result in a Policy's failing to satisfy the No-Lapse Guarantee Cumulative Premium Test since the Policy Debt is subtracted from the sum of the premiums paid in determining whether this test is satisfied. Finally, a policy loan will affect the amount payable on the death of the life insured, since the death benefit is reduced by the Policy Debt at the date of death in arriving at the insurance benefit.

INTEREST CHARGED ON POLICY LOANS
Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. During the first 10 Policy Years, the rate of interest charged will be an effective annual rate of 5.25%. Thereafter, the rate of interest charged will be an effective annual rate of 4%, subject to the Company's reservation of the right to increase the rate as described under the heading "Tax Treatment of Policy Benefits - Interest on Policy Loans After Year 10." If the interest due on a Policy Anniversary is not paid by the policyowner, the interest will be borrowed against the Policy.

Interest on the Policy Debt will continue to accrue daily if there is an outstanding loan when monthly deductions and premium payments cease when the life insured reaches age 100. The Policy will go into default at any time the Policy Debt exceeds the Cash Surrender Value. At least 61 days prior to termination, the Company will send the policyowner a notice of the pending termination. Payment of interest on the Policy Debt during the 61 day grace period will bring the policy out of default.

LOAN ACCOUNT
When a loan is made, an amount equal to the loan principal, plus interest to the next Policy Anniversary, will be deducted from the Investment Accounts or the Fixed Account and transferred to the Loan Account. Amounts transferred into the Loan Account cover the loan principal plus loan interest due to the next Policy Anniversary. The policyowner may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

INTEREST CREDITED TO THE LOAN ACCOUNT
Interest will be credited to amounts in the Loan Account at an effective annual rate of at least 4.00%. The actual rate credited is equal to the rate of interest charged on the policy loan less the Loan Interest Credited Differential, which is currently 1.25% during the first ten policy years and 0% thereafter, and is guaranteed not to exceed 1.25%. (The Loan Interest Credited Differential is the difference between the rate of interest charged on a policy loan and the rate of interest credited to amounts in the Loan Account.) The Company may change the Current Loan Interest Credited Differential as of 90 days after sending you written notice of such change.

For a Policy that is not a Modified Endowment Contract ("MEC"), the tax consequences associated with a loan interest credited differential of 0% are unclear. A tax advisor should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. If we determine, in our sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under federal tax law as a result of the differential between the credited interest rate and the loan interest rate, we retain the right to increase the loan interest rate to an amount that would result in the transaction being treated as a loan under federal tax law.

LOAN ACCOUNT ADJUSTMENTS
On the first day of each Policy Anniversary the difference between the Loan Account and the Policy Debt is transferred to the Loan Account from the Investment Accounts or the Fixed Account. Amounts transferred to the Loan Account will be taken from the Investment Accounts and the Fixed Account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value.

LOAN REPAYMENTS
Policy Debt may be repaid in whole or in part at any time prior to the death of the life insured, provided that the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and transferred to the Fixed Account or the Investment Accounts. Loan repayments will be allocated first to the Fixed Account until the associated Loan Sub-Account is reduced to zero and then to each Investment Account in the same proportion as the value in the corresponding Loan Sub-Account bears to the value of the Loan Account.

Amounts paid to the Company not specifically designated in writing as loan repayments will be treated as premiums. Where permitted by applicable state law, when a portion of the Loan Account amount is allocated to the Fixed Account, the Company may require that any amounts paid to it be applied to outstanding loan balances.

POLICY SURRENDER AND PARTIAL WITHDRAWALS

POLICY SURRENDER
A Policy may be surrendered for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any surrender charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the Policy Debt. If there have been any prior Face Amount increases, the Surrender Charge will be the sum of the Surrender Charge for the Initial Face Amount plus the Surrender Charge for each increase. The Net Cash Surrender Value will be determined as of the end of the Business Day on which Manufacturers U.S.A. receives the Policy and a written request for surrender at its Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate.

PARTIAL WITHDRAWALS
A policyowner may make a partial withdrawal of the Net Cash Surrender Value once each Policy Month after the first Policy Anniversary. The policyowner may specify the portion of the withdrawal to be taken from each Investment Account and the Fixed Account. In the absence of instructions, the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value. For information on Surrender Charges on a Partial Withdrawal see "Charges and Deductions - Surrender Charges."

Withdrawals will be limited if they would otherwise cause the Face Amount to fall below $100,000.

REDUCTION IN FACE AMOUNT DUE TO A PARTIAL WITHDRAWAL
If Death Benefit Option 1 is in effect when a partial withdrawal is made, the Face Amount of the Policy will be reduced by the amount of the withdrawal plus any applicable Surrender Charges.

If the death benefit is based upon the Policy Value times the minimum death benefit percentage set forth under "Death Benefit - Minimum Death Benefit," the Face Amount will be reduced only to the extent that the amount of the withdrawal plus the portion of the Surrender Charge assessed exceeds the difference between the death benefit and the Face Amount. When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied in the same manner as a requested decrease in Face Amount, i.e., against the Face Amount provided by the most recent increase, then against the next most recent increases successively and finally against the initial Face Amount.

Partial withdrawals do not affect the Face Amount of a Policy if Death Benefit Option 2 is in effect.

LAPSE AND REINSTATEMENT

LAPSE
Unless the No-Lapse Guarantee is in effect, a Policy will go into default if at the beginning of any Policy Month the Policy's Net Cash Surrender Value would be zero or BELOW after deducting the monthly deduction then due. Therefore, a Policy could lapse eventually if increases in Policy Value (prior to deduction of Policy charges) are not sufficient to cover Policy charges. A lapse could have adverse tax consequences as described under "Tax Treatment of the Policy - Tax Treatment of Policy Benefits - Surrender or Lapse." The Company will notify the policyowner of the default and will allow a 61 day grace period in which the policyowner may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two Policy Months thereafter, plus any applicable premium charge. If the required payment is not received by the end of the grace period, the Policy will terminate with no value.

NO-LAPSE GUARANTEE
In those states where it is permitted, as long as the No-Lapse Guarantee Cumulative Premium Test is satisfied during the No-Lapse Guarantee Period, as described below, the Company will guarantee that the Policy will not go into default, even if adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to fall to zero or below during such period.

The Monthly No-Lapse Guarantee Premium is one-twelfth of the No-Lapse Guarantee Premium.

The No-Lapse Guarantee Premium is set at issue and reflects any Additional Rating and Supplementary Benefits, if applicable. It is subject to change if (i) the face amount of the Policy is changed, (ii) there is a Death Benefit Option change, (iii) there is a decrease in the Face Amount of insurance due to a partial withdrawal, or (iv) there is any change in the supplementary benefits added to the Policy or in the risk classification of the life insured.

The No-Lapse Guarantee Period is described under "Definitions"

While the No-Lapse Guarantee is in effect, the Company will determine at the beginning of the Policy Month that your policy would otherwise be in default, whether the No-Lapse Guarantee Cumulative Premium Test, described below, has been met. If the test has not been satisfied, the Company will notify the policyowner of that fact and allow a 61-day grace period in which the policyowner may make a premium payment sufficient to keep the policy from going into default. This required payment, as described in the notification to the policyowner, will be equal to the lesser of:

(a) the outstanding premium requirement to satisfy the No-Lapse Guarantee Cumulative Premium Test at the date of default, plus the Monthly No-Lapse Guarantee Premium due for the next two Policy Months, or

(b) the amount necessary to bring the Net Cash Surrender Value to zero plus the monthly deductions due, plus the next two monthly deductions plus the applicable premium charge.

If the required payment is not received by the end of the grace period, the No-Lapse Guarantee and the Policy will terminate.

NO-LAPSE GUARANTEE CUMULATIVE PREMIUM TEST
The No-Lapse Guarantee Cumulative Premium Test is satisfied if, as of the beginning of the Policy Month that your policy would otherwise be in default, the sum of all premiums paid to date less any gross withdrawals taken on or before the date of the test and less any policy debt is equal to or exceeds the sum of the Monthly No-Lapse Guarantee Premiums due from the Policy Date to the date of the test.

DEATH DURING GRACE PERIOD
If the life insured should die during the grace period, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit will be reduced by any outstanding Monthly Deductions due at the time of death.

REINSTATEMENT
A policyowner can reinstate a Policy which has terminated after going into default at any time within 21 days following the date of termination without furnishing evidence of insurability, subject to the following conditions:

(a)      The life insured's risk classification is standard or preferred, and

(b)      The life insured's Attained Age is less than 46.

A policyowner can, by making a written request, reinstate a Policy which has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:

(a) Evidence of the life insured's insurability, satisfactory to the Company is provided to the Company;

(b) A premium equal to the amount that was required to bring the Policy out of default immediately prior to termination, plus the amount needed to keep the Policy in force to the next scheduled date for payment of the Planned Premium must be paid to the Company.

If the reinstatement is approved, the date of reinstatement will be the later of the date the Company approves the policyowner's request or the date the required payment is received at the Company's Service Office. In addition, any surrender charges will be reinstated to the amount they were at the date of default. The Policy Value on the date of reinstatement, prior to the crediting of any Net Premium paid on the reinstatement, will be equal to the Policy Value on the date the Policy terminated.

THE GENERAL ACCOUNT
The general account of Manufacturers U.S.A. consists of all assets owned by the Company other than those in the Separate Account and other separate accounts of the Company. Subject to applicable law, Manufacturers U.S.A. has sole discretion over the investment of the assets of the general account.

By virtue of exclusionary provisions, interests in the general account of Manufacturers U.S.A. have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and as a result the staff of the S.E.C. has not reviewed the disclosures in this prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

FIXED ACCOUNT
A policyowner may elect to allocate net premiums to the Fixed Account or to transfer all or a portion of the Policy Value to the Fixed Account from the Investment Accounts. Manufacturers U.S.A. will hold the reserves required for any portion of the Policy Value allocated to the Fixed Account in its general account. Transfers from the Fixed Account to the Investment Accounts are subject to restrictions.

POLICY VALUE IN THE FIXED ACCOUNT
The Policy Value in the Fixed Account is equal to:

      (a)   the portion of the net premiums allocated to it; plus

      (b)   any amounts transferred to it; plus

      (c)   interest credited to it; less

      (d)   any charges deducted from it; less

      (e)   any partial withdrawals from it; less

      (f)   any amounts transferred from it.

INTEREST ON THE FIXED ACCOUNT
An allocation of Policy Value to the Fixed Account does not entitle the policyowner to share in the investment experience of the general account. Instead, Manufacturers U.S.A. guarantees that the Policy Value in the Fixed Account will accrue interest daily at an effective annual rate of at least 4%, without regard to the actual investment experience of the general account. Consequently, if a policyowner pays the planned premiums, allocates all net premiums only to the general account and makes no transfers, partial withdrawals, or policy loans, the minimum amount and duration of the death benefit of the Policy will be determinable and guaranteed.

OTHER PROVISIONS OF THE POLICY

POLICYOWNER RIGHTS
Unless otherwise restricted by a separate agreement, the policyowner may, until the life insured's death:

-     Vary the premiums paid under the Policy.

-     Change the death benefit option.

-     Change the premium allocation for future premiums.

-     Transfer amounts between sub-accounts.

-     Take loans and/or partial withdrawals.

-     Surrender the contract.

-     Transfer ownership to a new owner.

- Name a contingent owner that will automatically become owner if the policyowner dies before the insured.

-     Change or revoke a contingent owner.

-     Change or revoke a beneficiary.

ASSIGNMENT OF RIGHTS
Manufacturers U.S.A. will not be bound by an assignment until it receives a copy of the assignment at its Service Office. Manufacturers U.S.A. assumes no responsibility for the validity or effects of any assignment.

BENEFICIARY
One or more beneficiaries of the Policy may be appointed by the policyowner by naming them in the application. Beneficiaries may be appointed in three classes
- primary, secondary, and final. Beneficiaries may also be revocable or irrevocable. Unless an irrevocable designation has been elected, the beneficiary may be changed by the policyowner during the life insured's lifetime by giving written notice to Manufacturers U.S.A. in a form satisfactory to the Company. The change will take effect as of the date such notice is signed. If the life insured dies and there is no surviving beneficiary, the policyowner, or the policyowner's estate if the policyowner is the life insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the life insured, the Company will pay the insurance benefit as if the beneficiary had died before the life insured.

INCONTESTABILITY
Manufacturers U.S.A. will not contest the validity of a Policy after it has been in force during any life insured's lifetime for two years from the Issue Date. It will not contest the validity of an increase in Face Amount, after such increase or addition has been in force during the lifetime of the life insured for two years. If a Policy has been reinstated and been in force during the lifetime of the life insured for less than two years from the reinstatement date, the Company can contest any misrepresentation of a fact material to the reinstatement.

MISSTATEMENT OF AGE OR SEX
If the stated age or sex, or both, of the life insured in the Policy are incorrect, Manufacturers U.S.A. will change the Face Amount so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have purchased for the correct age and sex.

SUICIDE EXCLUSION
If the life insured dies by suicide within two years after the Issue Date (or within the maximum period permitted by the state in which the Policy was delivered, if less than two years), the Policy will terminate and the Company will pay only the premiums paid less any partial Net Cash Surrender Value withdrawal and less any Policy Debt.

If the life insured dies by suicide within two years after the effective date of an increase in Face Amount, the Company will credit the amount of any Monthly Deductions taken for the increase and reduce the Face Amount to what it was prior to the increase. If the insured's death is by suicide, the Death Benefit for that increase will be limited to the Monthly Deductions taken for the increase.

The Company reserves the right to obtain evidence of the manner and cause of death of the life insured.

SUPPLEMENTARY BENEFITS
Subject to certain requirements, one or more supplementary benefits may be added to a Policy, including those providing a death benefit guarantee, term insurance for an additional insured, providing accidental death coverage, waiving monthly deductions upon disability, accelerating benefits in the event of a terminal illness, and, in the case of corporate-owned policies, permitting a change of the life insured. More detailed information concerning these supplementary benefits may be obtained from an authorized agent of the Company. The cost, if any, for supplementary benefits will be deducted as part of the monthly deduction.

TAX TREATMENT OF THE POLICY
The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present federal income tax laws nor of the current interpretations by the Service. MANUFACTURERS U.S.A. DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY POLICY OR ANY TRANSACTION REGARDING THE POLICY.

The Policies may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of such Policies in any such arrangement, the value of which depends in part on the tax consequences, is contemplated, a qualified tax advisor should be consulted for advice on the tax attributes of the particular arrangement.

LIFE INSURANCE QUALIFICATION
There are several requirements that must be met for a Policy to be considered a Life Insurance Contract under the Code, and thereby to enjoy the tax benefits of such a contract:

- The Policy must satisfy the definition of life insurance under Section 7702 of the Code.

- The investments of the Separate Account must be "adequately diversified" in accordance with Section 817(h) of the Code and Treasury Regulations.

- The Policy must be a valid life insurance contract under applicable state law.

- The Policyowner must not possess "incidents of ownership" in the assets of the Separate Account.

These four items are discussed in detail below.

DEFINITION OF LIFE INSURANCE
Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. For a Policy to be a life insurance contract, it must satisfy either the Cash Value Accumulation Test or the Guideline Premium and the Cash Value Corridor Tests. The Cash Value Accumulation Test requires a minimum death benefit for a given Policy Value. The Guideline Premium Test also requires a minimum death benefit, but in addition limits the total premiums that can be paid into a Policy for a given amount of death benefit.

With respect to a Policy which is issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.

With respect to a Policy that is issued on a substandard basis (i.e., a rate class involving higher-than-standard mortality risk), there is less guidance, in particular as to how mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the policyowner pays the full amount of premiums permitted under the Policy.

The Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702. However, while proposed regulations and other interim guidance have been issued, final regulations have not been adopted and guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such a Policy would not provide the tax advantages normally provided by a life insurance policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, the Company may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, the Company reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

DIVERSIFICATION
Section 817(h) of the Code requires that the investments of the Separate Account be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Separate Account, through the Trust, intends to comply with the diversification requirements prescribed in Treas. Reg. Sec. 1.817-5, which affect how the Trust's assets are to be invested. The Company believes that the Separate Account will thus meet the diversification requirement, and the Company will monitor continued compliance with the requirement.

STATE LAW
A policy must qualify as a valid life insurance contract under applicable state laws. State regulations require that the policyowner have appropriate insurable interest in the life insured. Failure to establish an insurable interest may result in the Policy not qualifying as a life insurance contract for federal tax purposes.

INVESTOR CONTROL
In certain circumstances, owners of variable life insurance policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their Policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyowner's gross income. The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if the policyowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyowners may direct their investments to particular sub-accounts without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the policyowner has additional flexibility in allocating premium payments and Policy Values. These differences could result in an owner being treated as the owner of a pro-rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.

TAX TREATMENT OF POLICY BENEFITS
The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes. Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, partial withdrawal, surrender, change in ownership, the addition of an accelerated death benefit rider, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each policyowner or beneficiary.

DEATH BENEFIT
The death benefit under the Policy should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code.

CASH VALUES
Generally, the policyowner will not be deemed to be in constructive receipt of the Policy Value, including increments thereof, until there is a distribution. This includes additions attributable to interest, dividends, appreciation or gains realized on transfers among sub-accounts.

INVESTMENT IN THE POLICY

Investment in the Policy means:

- the aggregate amount of any premiums or other consideration paid for a Policy; minus

- the aggregate amount, other than loan amounts, received under the Policy which has been excluded from the gross income of the policyowner (except that the amount of any loan from, or secured by, a Policy that is a MEC, to the extent such amount has been excluded from gross income, will be disregarded); plus

- the amount of any loan from, or secured by a Policy that is a MEC to the extent that such amount has been included in the gross income of the policyowner.

The repayment of a policy loan, or the payment of interest on a loan, does not affect the Investment in the Policy.

SURRENDER OR LAPSE
Upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of Policy Debt exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

If, at the time of lapse or surrender, a Policy has a loan, the loan is extinguished and the amount of the loan is a deemed payment to the policyholder. If the amount of this deemed payment exceeds the investment in the contract, the excess is taxable income and is subject to Internal Revenue Service reporting requirements.

DISTRIBUTIONS
The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a MEC.

DISTRIBUTIONS FROM NON-MEC'S
A distribution from a non-MEC is generally treated as a tax-free recovery by the policyowner of the Investment in the Policy to the extent of such Investment in the Policy, and as a distribution of taxable income only to the extent the distribution exceeds the Investment in the Policy. Loans from, or secured by, a non-MEC are not treated as distributions. Instead, such loans are treated as indebtedness of the policyowner.

Force Outs
An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the policyowner in order for the Policy to continue to comply with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702. Changes include partial withdrawals and death benefit option changes.

DISTRIBUTIONS FROM MEC'S
Policies classified as MEC's will be subject to the following tax rules:

- First, all partial withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Value immediately before the distribution over the Investment in the Policy at such time.

- Second, loans taken from or secured by such a Policy are treated as partial withdrawals from the Policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as a loan.

- Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:

-     is made on or after the policyowner attains age 59-1/2;

-     is attributable to the policyowner becoming disabled; or

- is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies) of the policyowner and the policyowner's beneficiary.

   These exceptions are not likely to apply in situations where the Policy is not owned by an individual.

Definition of Modified Endowment Contracts
Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts" or "MECs," which applies to Policies entered into or materially changed after June 20, 1988.

In general, a Policy will be a MEC if the accumulated premiums paid at any time during the first seven Policy Years exceed the "seven-pay premium limit". The seven-pay premium limit on any date is equal to the sum of the net level premiums that would have been paid on or before such date if the policy provided for paid-up future benefits after the payment of seven level annual premiums (the "seven-pay premium").

The rules relating to whether a Policy will be treated as a MEC are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective policyowner should consult with a competent adviser to determine whether a transaction will cause the Policy to be treated as a MEC.

Material Changes
A Policy that is not a MEC may become a MEC if it is "materially changed." If there is a material change to the Policy, the seven year testing period for MEC status is restarted. The material change rules for determining whether a Policy is a MEC are complex. In general, however, the determination of whether a Policy will be a MEC after a material change generally depends upon the relationship among the death benefit of the Policy at the time of such change, the Policy Value at the time of the change, and the additional premiums paid into the Policy during the seven years starting with the date on which the material change occurs.

Reductions in Face Amount
If there is a reduction in benefits during any Policy Year, the seven-pay premium limit is recalculated as if the policy had been originally issued at the reduced benefit level. Failure to comply would result in classification as a MEC regardless of any efforts by the Company to provide a payment schedule that will not violate the seven pay test.

Exchanges
A life insurance contract received in exchange for a MEC will also be treated as a MEC.

Processing of Premiums
If a premium is received which would cause the Policy to become a MEC within 23 days of the next Policy Anniversary, the Company will not apply the portion of the premium which would cause MEC status ("excess premium") to the Policy when received. The excess premium will be placed in a suspense account until the next anniversary date, at which point the excess premium, along with interest, earned on the excess premium at a rate of 3.5% from the date the premium was received, will be applied to the Policy. The policyowner will be advised of this action and will be offered the opportunity to have the premium credited as of the original date received or to have the premium returned. If the policyowner does not respond, the premium and interest will be applied to the Policy as of the first day of the next anniversary.

If a premium is received which would cause the Policy to become a MEC more than 23 days prior to the next Policy Anniversary, the Company will refund any excess premium to the policyowner. The portion of the premium which is not excess will be applied as of the date received. The policyowner will be advised of this action and will be offered the opportunity to return the premium and have it credited to the account as of the original date received.

If in connection with the application or issue of the Policy, the policyowner acknowledges that the policy is or will become a MEC, excess premiums that would cause MEC status, will be credited to the account as of the original date received.

Multiple Policies
All MEC's that are issued by a Company (or its affiliates) to the same policyowner during any calendar year are treated as one MEC for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

POLICY LOAN INTEREST
Generally, personal interest paid on any loan under a Policy which is owned by an individual is not deductible. For policies purchased on or after January 1, 1996, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or is financially interested in the business carried on by the taxpayer will not be tax deductible unless the employee is a key person within the meaning of Section 264 of the Code. A deduction will not be permitted for interest on a loan under a Policy held on the life of a key person to the extent the aggregate of such loans with respect to contracts covering the key person exceed $50,000. The number of employees who can qualify as key persons depends in part on the size of the employer but cannot exceed 20 individuals.

Furthermore, if a non-natural person owns a Policy, or is the direct or indirect beneficiary under a Policy, section 264(f) of the Code disallows a pro-rata portion of the taxpayer's interest expense allocable to unborrowed Policy cash values attributable to insurance held on the lives of individuals who are not 20% (or more) owners of the taxpayer-entity, officers, employees, or former employees of the taxpayer.

The portion of the interest expense that is allocable to unborrowed Policy cash values is an amount that bears the same ratio to that interest expense as the taxpayer's average unborrowed Policy cash values under such life insurance policies bear to the average adjusted bases for all assets of the taxpayer.

If the taxpayer is not the Policyowner, but is the direct or indirect beneficiary under the Policy, then the amount of unborrowed cash value of the Policy taken into account in computing the portion of the taxpayer's interest expense allocable to unborrowed Policy cash values cannot exceed the benefit to which the taxpayer is directly or indirectly entitled under the Policy.

INTEREST ON POLICY LOANS AFTER YEAR 10
Interest credited to amounts in the Loan Account at an effective annual rate of at least 4.00%. The actual rate credited is equal to the rate of interest charged on the policy loan less than the Loan Interest Credited Differential, which is currently 1.25% during the first ten policy years and 0% thereafter, and is guaranteed not to exceed 1.25%. The tax consequences associated with a loan interest credited differential of 0% are unclear. A tax adviser should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. If we determine, in our sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under Federal tax law as a result of the differential between the credited interest rate and the loan interest rate, the Company retains the right to increase the loan interest rate to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by any IRS ruling or regulation or any court decision, the amount of increase will be that which the Company considers to be most likely to result in the transaction being treated as a loan under Federal tax law.

POLICY EXCHANGES
A policyowner generally will not recognize gain upon the exchange of a Policy for another life insurance policy issued by the Company or another insurance company, except to the extent that the policyowner receives cash in the exchange or is relieved of Policy indebtedness as a result of the exchange. The receipt of cash or forgiveness of indebtedness is treated as "boot" which is taxable up to the amount of the gain in the policy. In no event will the gain recognized exceed the amount by which the Policy Value (including any unpaid loans) exceeds the policyowner's Investment in the Policy.

OTHER TRANSACTIONS
A transfer of the Policy, a change in the owner, a change in the beneficiary, and certain other changes to the Policy, as well as particular uses of the Policy (including use in a so called "split-dollar" arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax advisor. For instance, if the owner transfers the Policy or designates a new owner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the Death Benefit payable upon the death of the Life Insured may in certain circumstances be includible in taxable income to the extent that the Death Benefit exceeds the prior consideration paid for the transfer and any premiums or other amounts subsequently paid by the transferee. Further, in such a case, if the consideration received exceeds the transferor's Investment in the Policy, the difference will be taxed to the transferor as ordinary income.

Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the individual circumstances of each policyowner and beneficiary.

ALTERNATE MINIMUM TAX
Corporate owners may be subject to Alternate Minimum Tax on the annual increases in Cash Surrender Values and on the Death Benefit proceeds.

INCOME TAX REPORTING
In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following:

-        the value each year of the life insurance protection provided;

-        an amount equal to any employer-paid premiums; or

- some or all of the amount by which the current value exceeds the employer's interest in the Policy.

Participants should consult with their tax advisor to determine the tax consequences of these arrangements.

OTHER INFORMATION

PAYMENT OF PROCEEDS
As long as the Policy is in force, Manufacturers U.S.A. will ordinarily pay any policy loans, surrenders, partial withdrawals or insurance benefit within seven days after receipt at its Service Office of all the documents required for such a payment. The Company may delay for up to six months the payment from the Fixed Account of any policy loans, surrenders, partial withdrawals, or insurance benefit. In the case of any such payments from any Investment Account the Company may delay payment during any period during which (i) the New York Stock Exchange is closed for trading (except for normal weekend and holiday closings),
(ii) trading on the New York Stock Exchange is restricted, and (iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets; provided that applicable rules and regulations of the Commission shall govern as to whether the conditions described in (ii) and (iii) exist.

REPORTS TO POLICYOWNERS
Within 30 days after each Policy Anniversary, Manufacturers U.S.A. will send the policyowner a statement showing, among other things:

-     the amount of death benefit;

- the Policy Value and its allocation among the Investment Accounts, the Fixed Account and the Loan Account;

- the value of the units in each Investment Account to which the Policy Value is allocated;

-     the Policy Debt and any loan interest charged since the last report;

- the premiums paid and other Policy transactions made during the period since the last report; and

-     any other information required by law.

Each policyowner will also be sent an annual and a semi-annual report for the Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.

DISTRIBUTION OF THE POLICIES
ManEquity, Inc., an indirect wholly-owned subsidiary of MFC, will act as the principal underwriter of, and continuously offer, the Policies pursuant to a Distribution Agreement with Manufacturers U.S.A. ManEquity, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. ManEquity, Inc. is located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5 and was organized under the laws of Colorado on May 4, 1970. The directors of ManEquity, Inc. are:
Joseph Scott, Robert Cook, Gary Buchanan and Douglas Myers. The officers of ManEquity, Inc. are: (i) Douglas Myers - President, (ii) Gary Buchanan - Vice President, Compliance, (iii) Thomas Reive - Treasurer, (iv) Brian Buckley - Secretary and General Counsel. The Policies will be sold by registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity who are also authorized by state insurance departments to do so. The Policies will be sold in all states of the United States except New York.

A registered representative will receive commissions not to exceed 105% of premiums in the first year, 2% of all premiums paid in the second year and after, and after the second anniversary 0.15% of the Net Policy Value per year. Representatives who meet certain productivity standards with regard to the sale of the Policies and certain other policies issued by Manufacturers U.S.A. or Manufacturers Life will be eligible for additional compensation.

RESPONSIBILITIES OF MANUFACTURERS LIFE

The Manufacturers Life Insurance Company "Manufacturers Life" and Manufacturers U.S.A. have entered into an agreement with ManEquity, Inc. pursuant to which Manufacturers Life or Manufacturers U.S.A., on behalf of ManEquity, Inc. will pay the sales commissions in respect of the Policies and certain other policies issued by Manufacturers U.S.A., prepare and maintain all books and records required to be prepared and maintained by ManEquity, Inc. with respect to the Policies and such other policies, and send all confirmations required to be sent by ManEquity, Inc. with respect to the Policies and such other policies. ManEquity, Inc. will promptly reimburse Manufacturers Life or Manufacturers U.S.A. for all sales commissions paid by Manufacturers Life or Manufacturers U.S.A. and will pay Manufacturers Life or Manufacturers U.S.A. for its other services under the agreement in such amounts and at such times as agreed to by the parties.



Manufacturers Life has also entered into a Service Agreement with Manufacturers U.S.A. pursuant to which Manufacturers Life and Manufacturers U.S.A. will provide to Manufacturers U.S.A. all issue, administrative, general services and recordkeeping functions on behalf of Manufacturers U.S.A. with respect to all of its insurance policies including the Policies.

Finally, Manufacturers U.S.A. may, from time to time in its sole discretion, enter into one or more reinsurance agreements with other life insurance companies under which policies issued by it may be reinsured, such that its total amount at risk under a policy would be limited for the life of the insured.

VOTING RIGHTS
As stated previously, all of the assets held in the sub-accounts of the Separate Account will be invested in shares of a particular Portfolio of the Trust. Manufacturers U.S.A. is the legal owner of those shares and as such has the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, Manufacturers U.S.A. will vote shares held in the sub-accounts in accordance with instructions received from policyowners having an interest in such sub-accounts. Shares held in each sub-account for which no timely instructions from policyowners are received, including shares not attributable to the Policies, will be voted by Manufacturers U.S.A. in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit Manufacturers U.S.A. to vote shares held in the Separate Account in its own right, it may elect to do so.

The number of shares in each sub-account for which instructions may be given by a policyowner is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding Portfolio. The number will be determined as of a date chosen by Manufacturers U.S.A., but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting.

Manufacturers U.S.A. may, if required by state officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management contract. In addition, the Company itself may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that Manufacturers U.S.A. reasonably disapproves such changes in accordance with applicable federal regulations. If Manufacturers U.S.A. does disregard voting instructions, it will advise policyowners of that action and its reasons for such action in the next communication to policyowners.

SUBSTITUTION OF PORTFOLIO SHARES
Although we believe it to be unlikely, it is possible that in the judgment of the management of Manufacturers U.S.A., one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulation, because the shares are no longer available for investment, or for some other reason. In that event, Manufacturers U.S.A. may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the Commission. and one or more state insurance departments may be required.

Manufacturers U.S.A. also reserves the right (i) to combine other separate accounts with the Separate Account, (ii) to create new separate accounts, (iii) to establish additional sub-accounts within the Separate Account to invest in additional portfolios of the Trust or another management investment company,
(iv) to eliminate existing sub-accounts and to stop accepting new allocations and transfers into the corresponding portfolio, (v) to combine sub-accounts or to transfer assets in one sub-account to another sub-account or (vi) to transfer assets from the Separate Account to another separate account and from another separate account to the Separate Account. The Company also reserves the right to operate the Separate Account as a management investment company or other form permitted by law, and to de-register the Separate Account under the 1940 Act. Any such change would be made only if permissible under applicable federal and state law.

RECORDS AND ACCOUNTS
The Service Office will perform administrative functions, such as decreases, increases, surrenders and partial withdrawals, and fund transfers on behalf of the Company.

All records and accounts relating to the Separate Account and the Portfolios will be maintained by the Company. All financial transactions will be handled by the Company. All reports required to be made and information required to be given will be provided by the Company.

STATE REGULATIONS
Manufacturers U.S.A. is subject to the regulation and supervision by the Michigan Department of Insurance, which periodically examines its financial condition and operations. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business. The Policies have been filed with insurance officials, and meet all standards set by law, in each jurisdiction where they are sold.

Manufacturers U.S.A. is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

LITIGATION
No litigation is pending that would have a material effect upon the Separate Account or the Trust.


INDEPENDENT AUDITORS
The consolidated financial statements of The Manufacturers Life Insurance Company (U.S.A.) at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


FURTHER INFORMATION
A registration statement under the Securities Act of 1933 has been filed with the Commission, relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained from the Commission's principal office in Washington D.C. upon payment of the prescribed fee. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission which is located at http://www.sec.gov.

For further information you may also contact Manufacturers U.S.A.'s Home Office, the address and telephone number of which are on the first page of the prospectus.

OFFICERS AND DIRECTORS


                         Position with
                         Manufacturers USA
Name                                            Principal Occupation
Felix Chee (53)***       Executive Vice         Executive Vice President & Chief Investment
                         President and Chief    Officer, The Manufacturers Life Insurance
                         Investment Officer;    Company; November 1997 to present; Chief
                         Director               Investment Officer, The Manufacturers Life
                                                Insurance Company, June 1997 to
                                                present, Senior Vice President
                                                and Treasurer, The Manufacturers
                                                Life Insurance Company, August
                                                1994 to May 1997.

Robert A. Cook (45)**    Senior Vice            Senior Vice President, U.S. Individual
                         President, U.S.        Insurance, The Manufacturers Life Insurance
                         Insurance; Director    Company, January 1999 to present; Vice
                                                President, Product Management,
                                                The Manufacturers Life Insurance
                                                Company, January 1996 to
                                                December 1998; Sales and
                                                Marketing Director, The
                                                Manufacturers Life Insurance
                                                Company, 1994 to 1995.

Richard Coles (54)***    Executive Vice         Executive Vice President, Investments, The
                         President,             Manufacturers Life Insurance Company;
                         Investments            December 1998 to present; Senior
                                                Vice President and General
                                                Manager, Investments, The
                                                Manufacturers Life Insurance
                                                Company; 1995 to 1998; Senior
                                                Vice President, Mortgage and
                                                Real Estate, The Manufacturers
                                                Life Insurance Company, 1994 to
                                                1995.

Peter Copestake (45)***  Vice President and     Vice President & Treasurer, The
                         Treasurer              Manufacturers Life Insurance Company,
                                                November 1999 to present; Vice
                                                President, Asset Liability
                                                Management, Canadian Imperial
                                                Bank of Commerce (CIBC), 1991 to
                                                1999; Director, Capital Management,
                                                Bank of

                         Position with
                         Manufacturers USA
Name                                                  Principal Occupation
                                                      Montreal, 1986-1990; Inspector General
                                                      of Banks, Department of Finance,
                                                      1980-1985.

John D. DesPrez III      Chairman and President       Executive Vice President, U.S. Operation,
(43)**                                                The Manufacturers Life Insurance Company,
                                                      January 1999 to date; Senior
                                                      Vice President, U.S. Annuities,
                                                      The Manufacturers Life Insurance
                                                      Company, September 1996 to
                                                      December 1998; President of The
                                                      Manufacturers Life Insurance
                                                      Company of North America,
                                                      September 1996 to December,
                                                      1998; Vice President, Mutual
                                                      Funds, North American Security
                                                      Life Insurance Company,
                                                      January 1995 to September 1996.

Cindy Forbes (44)***     Chief Financial              Vice President and Chief Financial Officer,
                         Officer, Investments         Investments, The Manufacturers Life
                                                      Insurance Company, 1998 to
                                                      present; Vice President, Asset
                                                      Liability Management, The
                                                      Manufacturers Life Insurance
                                                      Company, 1994 to 1998; Vice
                                                      President and Chief Financial
                                                      Officer, U.S. Group and Pension,
                                                      The Manufacturers Life Insurance
                                                      Company, 1980 to 1994.

James D. Gallagher       Vice President,              Vice President, US Law and Government
(45)**                   Secretary and General        Relations, U.S. Operations, The
                         Counsel                      Manufacturers Life Insurance Company,
                                                      January 1996 to present; President, The
                                                      Manufacturers Life Insurance Company of New
                                                      York, August 1999 to present, Vice
                                                      President, Secretary and General Counsel,
                                                      The Manufacturers Life Insurance Company of
                                                      America, January 1997 to present; Secretary
                                                      and General Counsel, Manufacturers Adviser
                                                      Corporation, January 1997 to present; Vice
                                                      President, Secretary and General Counsel,
                                                      The Manufacturers Life Insurance Company of
                                                      North America, 1994 to present.

Geoffrey Guy (53)***     Director                     Executive Vice President and Chief Actuary,
                                                      The Manufacturers Life Insurance Company,
                                                      February 2000 to present; Senior Vice
                                                      President and Chief Actuary, The
                                                      Manufacturers Life Insurance Company, 1996
                                                      to 2000; Vice President and Chief Actuary,
                                                      The Manufacturers Life Insurance Company,
                                                      1993 to 1996; Vice President and Chief
                                                      Financial Officer, U.S. Operations, The
                                                      Manufacturers Life Insurance Company, 1987
                                                      to 1993.

James O'Malley (54)***   [Senior Vice                 Senior Vice President, U.S. Pensions, The
                         President, U.S. Group        Manufacturers Life Insurance Company,
                         Pension; Director]           January 1999 to present; Vice President,
                                                      Systems New Business Pensions,
                                                      The Manufacturers Life Insurance
                                                      Company, 1984 to December 1998.

Joseph J. Pietroski      Director                     Senior Vice President and Corporate
(61)***                                               Secretary, The Manufacturers Life Insurance
                                                      Company, 1999 to present[;] Senior Vice
                                                      President, General Counsel and Corporate
                                                      Secretary, The Manufacturers Life Insurance
                                                      Company, 1988 to 1999
Rex Schaybaugh, Jr.      Director                     Member, Dykema Gossett, PLLC, 1982 to present
(51)****
John Ostler (47)**       Vice President# and          Vice President and Chief Financial Officer,
                         Chief Financial              U.S. Operations, The Manufacturers Life
                         Officer                      Insurance Company, October 1, 2000 to
                                                      present; Vice President and
                                                      Corporate Actuary, The
                                                      Manufacturers Life Insurance
                                                      Company, March 1998 to September
                                                      2000; Vice President & CFO U.S.
                                                      Individual Insurance, The
                                                      Manufacturers Life Insurance
                                                      Company, 1992 to March 1998;
                                                      Vice President, U.S. Insurance
                                                      Products, The Manufacturers Life
                                                      Insurance Company, 1990 - 1992;
                                                      Assistant

                         Position with
                         Manufacturers USA
Name                                                  Principal Occupation
                                                      Vice President & Pricing Actuary, US Insurance,
                                                      The Manufacturers Life Insurance
                                                      Company, 1988-1990.

Denis Turner (44)***     Vice President and           Vice President and Chief Accountant, U.S.
                         Treasurer                    Division, The Manufacturers Life Insurance
                                                      Company, May 1999 to present;
                                                      Vice President and Treasurer,
                                                      The Manufacturers Life Insurance
                                                      Company of America, May 1999 to
                                                      present; Assistant Vice
                                                      President, Financial Operations,
                                                      Reinsurance Division, The
                                                      Manufacturers Life Insurance
                                                      Company, February 1998 to April
                                                      1999; Assistant Vice President &
                                                      Controller, Reinsurance
                                                      Division, The Manufacturers Life
                                                      Insurance Company, November
                                                      1995, to January 1998, Assistant
                                                      Vice President, Corporate
                                                      Controllers, The Manufacturers
                                                      Life Insurance Company, January
                                                      1989 to October 1995.


** Principal business address is Manulife Financial, 73 Tremont Street, Boston, MA 02108.

*** Principal business address is Manulife Financial, 200 Bloor Street, Toronto, Ontario Canada M4W 1E5.

**** Principal business address is Dykema Gossett, 800 Michigan National Tower, Lansing, Michigan 48933.

YEAR 2000 ISSUES

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect us, including those related to customers, suppliers, or other third parties, have been fully resolved.

OPTIONAL TERM RIDER

The Policy may be issued with an optional term insurance rider (the "Term Rider"). The benefit of the term rider is that the cost of insurance rates will always be less than or equal to the cost of insurance rates on the Policy. HOWEVER, UNLIKE THE DEATH BENEFIT UNDER THE POLICY, THE DEATH BENEFIT UNDER THE TERM RIDER IS NOT PROTECTED BY THE NO LAPSE GUARANTEE AFTER THE SECOND POLICY YEAR AND TERMINATES AT AGE 100.

ILLUSTRATIONS

The tables set forth in Appendix A illustrate the way in which a Policy's Death Benefit, Policy Value, and Cash Surrender Value could vary over an extended period of time.

APPENDIX A - SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH BENEFITS

The following tables have been prepared to help show how values under the Policy change with investment performance. The tables include both Policy Values and Cash Surrender Values as well as Death Benefits. The Policy Value is the sum of the values in the Investment Accounts, as the tables assume no values in the Fixed Account or Loan Account. The Cash Surrender Value is the Policy Value less any applicable surrender charges. The tables illustrate how Policy Values and Cash Surrender Values, which reflect all applicable charges and deductions, and Death Benefits of the Policy on an insured of given age would vary over time if the return on the assets of the Portfolios was a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The Policy Values, Death Benefits and Cash Surrender Values would be different from those shown if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years. The charges reflected in the tables include those for deductions from premiums, surrender charges, and monthly deductions.

The amounts shown for the Policy Value, Death Benefit and Cash Surrender Value as of each Policy Year reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross, after-tax return. This is because the expenses and fees borne by Manufacturers Investment Trust are deducted from the gross return. The illustrations reflect an average of those Portfolios' current expenses (excluding those of the Equity Index Trust), which is approximately 0.945% per annum. The gross annual rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return of -0.941%, 5.0003% and 10.947%. The illustrations reflect the current expense reimbursements in effect for the Lifestyle Trusts and the Index Trusts. In the absence of such expense reimbursements, the average of the Portfolio's current expenses would have been 0.950% per annum and the gross annual rates of return of 0%, 6% and 12% would have corresponded to approximate net annual rates of return of -0.946%, 4.998% and 10.941%. The expense reimbursements for the Lifestyle Trusts and the Index Trusts are expected to remain in effect during the fiscal year ended December 31, 2000. Were the expense reimbursements to terminate, the average of the Portfolios' current expenses would be higher and the approximate net annual rates of return would be lower.

The tables assume that no premiums have been allocated to the Fixed Account, that planned premiums are paid on the Policy Anniversary and that no transfers, partial withdrawals, Policy loans, changes in death benefit options or changes in face amount have been made. The tables reflect the fact that no charges for federal, state or local taxes are currently made against the Separate Account. If such a charge is made in the future, it would take a higher gross rate of return to produce after-tax returns of 0%, 6% and 12% than it does now.

There are four tables shown for each combination of age and death benefit option for a Policy issued to a male non-smoker:

20 Year No Lapse Guarantee

- one based on current cost of insurance charges assessed by the Company and reflecting a 20 year no lapse guarantee

- one based on the maximum cost of insurance charges based on the 1980 Commissioners Smoker Distinct Mortality Tables and reflecting a 20 year no lapse guarantee.

Current cost of insurance charges are not guaranteed and may be changed. Upon request, Manufacturers U.S.A. will furnish a comparable illustration based on the proposed life insured's issue age, sex (unless unisex rates are required by law, or are requested) and risk classes, any additional ratings and the death benefit option, face amount and planned premium requested. Illustrations for smokers would show less favorable results than the illustrations shown below.

From time to time, in advertisements or sales literature for the Policies that quote performance data of one or more of the Portfolios, the Company may include Cash Surrender Values and Death Benefit figures computed using the same methodology as that used in the following illustrations, but with the average annual total return of the Portfolio for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables and examples.

The Policies have been offered to the public only since approximately ______. However, total return data may be advertised for as long a period of time as the underlying Portfolio has been in existence. The results for any period prior to the Policies' being offered would be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the Policies.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $2,260 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES

                                 0% Hypothetical                    6% Hypothetical                    12% Hypothetical
                             Gross Investment Return             Gross Investment Return             Gross Investment Return
                          -------------------------------     --------------------------------    --------------------------------
 End Of   Accumulated     Policy    Cash          Death       Policy      Cash         Death      Policy     Cash          Death
 Policy   Premiums (2)    Value     Surrender     Benefit     Value       Surrender    Benefit    Value      Surrender     Benefit
Year (1)                             Value (3)                            Value (3)                          Value (3)
      1         2,373     1,018              0     500,000       1,109            0    500,000       1,200           0     500,000
      2         4,865     2,200              0     500,000       2,451            0    500,000       2,714           0     500,000
      3         7,481     3,335              0     500,000       3,822            0    500,000       4,353         168     500,000
      4        10,228     4,403            809     500,000       5,202        1,608    500,000       6,108       2,514     500,000
      5        13,112     5,424          2,421     500,000       6,612        3,609    500,000       8,012       5,008     500,000
      6        16,141     6,374          3,962     500,000       8,026        5,613    500,000      10,052       7,640     500,000
      7        19,321     7,255          5,433     500,000       9,446        7,624    500,000      12,245      10,424     500,000
      8        22,660     8,089          6,858     500,000      10,893        9,662    500,000      14,629      13,398     500,000
      9        26,166     8,916          8,276     500,000      12,411       11,771    500,000      17,266      16,626     500,000
     10        29,847     9,731          9,681     500,000      13,995       13,946    500,000      20,174      20,125     500,000
     15        51,206    12,928         12,928     500,000      22,498       22,498    500,000      39,727      39,727     500,000
     20        78,466    13,809         13,809     500,000      30,887       30,887    500,000      69,878      69,878     500,000
     25       113,256    10,995         10,995     500,000      37,666       37,666    500,000     116,829     116,829     500,000
     30       157,659     1,259          1,259     500,000      38,903       38,903    500,000     190,188     190,188     500,000
     35       214,330     0 (4)          0 (4)       0 (4)      27,192       27,192    500,000     308,466     308,466     500,000
     40       286,658                                            0 (4)        0 (4)      0 (4)     511,432     511,432     547,232
     45       378,968                                                                              854,848     854,848     897,591
     50       496,783                                                                            1,411,206   1,411,206   1,481,766
     55       647,147                                                                            2,300,146   2,300,146   2,415,154
     60       839,054                                                                            3,754,516   3,754,516   3,792,061
     65     1,083,982                                                                            6,246,539   6,246,539   6,246,539



(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                     FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $2,260 ANNUAL PLANNED PREMIUM
                            ASSUMING MAXIMUM CHARGES

                                 0% Hypothetical                    6% Hypothetical                    12% Hypothetical
                             Gross Investment Return             Gross Investment Return             Gross Investment Return
                          -------------------------------     --------------------------------    --------------------------------
 End Of   Accumulated     Policy    Cash          Death       Policy      Cash         Death      Policy     Cash          Death
 Policy   Premiums (2)    Value     Surrender     Benefit     Value       Surrender    Benefit    Value      Surrender     Benefit
Year (1)                             Value (3)                            Value (3)                          Value (3)
      1         2,373     1,018             0     500,000      1,109             0     500,000     1,200            0      500,000
      2         4,865     2,028             0     500,000      2,274             0     500,000     2,531            0      500,000
      3         7,481     2,969             0     500,000      3,434             0     500,000     3,943            0      500,000
      4        10,228     3,836           242     500,000      4,585           991     500,000     5,437        1,843      500,000
      5        13,112     4,623         1,619     500,000      5,716         2,713     500,000     7,013        4,010      500,000
      6        16,141     5,324         2,911     500,000      6,822         4,410     500,000     8,675        6,263      500,000
      7        19,321     5,927         4,105     500,000      7,887         6,066     500,000    10,416        8,595      500,000
      8        22,660     6,434         5,203     500,000      8,910         7,679     500,000    12,246       11,015      500,000
      9        26,166     6,831         6,191     500,000      9,873         9,233     500,000    14,159       13,519      500,000
     10        29,847     7,120         7,071     500,000     10,775         10,725    500,000    16,164       16,115      500,000
     15        51,206     7,047         7,047     500,000     14,525         14,525    500,000    28,627       28,627      500,000
     20        78,466     2,079         2,079     500,000     13,843         13,843    500,000    43,697       43,697      500,000
     25       113,256     0 (4)         0 (4)      0 (4)       2,880         2,880     500,000    58,893       58,893      500,000
     30       157,659                                          0 (4)         0 (4)      0 (4)     68,123       68,123      500,000
     35       214,330                                                                             54,376       54,376      500,000
     40       286,658                                                                              0 (4)        0 (4)        0 (4)

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                          $3,070 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES

                                 0% Hypothetical                    6% Hypothetical                    12% Hypothetical
                             Gross Investment Return             Gross Investment Return             Gross Investment Return
                          -------------------------------     --------------------------------    --------------------------------
 End Of   Accumulated     Policy    Cash          Death       Policy      Cash         Death      Policy     Cash          Death
 Policy   Premiums (2)    Value     Surrender     Benefit     Value       Surrender    Benefit    Value      Surrender     Benefit
Year (1)                             Value (3)                            Value (3)                          Value (3)
      1       3,224        1,760           0      501,760      1,895          0       501,895        2,031           0      502,031
      2       6,608        3,669           0      503,669      4,055          0       504,055        4,457           0      504,457
      3      10,162        5,517         874      505,517      6,276      1,632       506,276        7,098       2,455      507,098
      4      13,894        7,285       3,297      507,285      8,539      4,550       508,539        9,954       5,966      509,954
      5      17,812        8,992       5,659      508,992     10,865      7,533       510,865       13,066       9,733      513,066
      6      21,926       10,613       7,936      510,613     13,232     10,555       513,232       16,432      13,755      516,432
      7      26,246       12,152      10,131      512,152     15,641     13,620       515,641       20,080      18,058      520,080
      8      30,782       13,631      12,265      513,631     18,116     16,751       518,116       24,059      22,694      524,059
      9      35,544       15,091      14,381      515,091     20,703     19,992       520,703       28,449      27,739      528,449
     10      40,545       16,525      16,470      516,525     23,396     23,342       523,396       33,281      33,227      533,281
     15      69,558       22,942      22,942      522,942     38,575     38,575       538,575       66,352      66,352      566,352
     20     106,588       26,768      26,768      526,768     55,120     55,120       555,120      118,237     118,237      618,237
     25     153,848       26,640      26,640      526,640     71,726     71,726       571,726      199,536     199,536      699,536
     30     214,166       19,483      19,483      519,483     84,587     84,587       584,587      325,248     325,248      825,248
     35     291,148          485         485      500,485     86,747     86,747       586,747      517,847     517,847    1,017,847
     40     389,398       0 (4)        0 (4)       0 (4)      64,517     64,517       564,517      808,989     808,989    1,308,989
     45     514,793                                            0 (4)     0 (4)         0 (4)     1,243,894   1,243,894    1,743,894
     50     674,833                                                                              1,888,707   1,888,707    2,388,707
     55     879,089                                                                              2,844,159   2,844,159    3,344,159
     60   1,139,777                                                                              4,280,928   4,280,928    4,780,928
     65   1,472,488                                                                              6,481,494   6,481,494    6,981,494

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                          $3,070 ANNUAL PLANNED PREMIUM
                            ASSUMING MAXIMUM CHARGES

                                 0% Hypothetical                    6% Hypothetical                    12% Hypothetical
                             Gross Investment Return             Gross Investment Return             Gross Investment Return
                          -------------------------------     --------------------------------    --------------------------------
 End Of   Accumulated     Policy    Cash          Death       Policy      Cash         Death      Policy     Cash          Death
 Policy   Premiums (2)    Value     Surrender     Benefit     Value       Surrender    Benefit    Value      Surrender     Benefit
Year (1)                            Value (3)                             Value (3)                          Value (3)
 1           3,224         1,760           0       501,760       1,895          0       501,895      2,031          0      502,031
 2           6,608         3,497           0       503,497       3,876          0       503,876      4,274          0      504,274
 3          10,162         5,150         506       505,150       5,886      1,242       505,886      6,686      2,042      506,686
 4          13,894         6,716       2,728       506,716       7,918      3,930       507,918      9,279      5,291      509,279
 5          17,812         8,186       4,854       508,186       9,965      6,632       509,965     12,060      8,728      512,060
 6          21,926         9,558       6,881       509,558      12,021      9,344       512,021     15,044     12,367      515,044
 7          26,246        10,817       8,796       510,817      14,073     12,051       514,073     18,236     16,214      518,236
 8          30,782        11,967      10,601       511,967      16,119     14,753       516,119     21,655     20,289      521,655
 9          35,544        12,993      12,283       512,993      18,144     17,434       518,144     25,310     24,600      525,310
10          40,545        13,898      13,843       513,898      20,148     20,093       520,148     29,225     29,170      529,225
15          69,558        17,040      17,040       517,040      30,533     30,533       530,533     55,078     55,078      555,078
20         106,588        15,091      15,091       515,091      37,998     37,998       537,998     91,556     91,556      591,556
25         153,848         4,436       4,436       504,436      37,281     37,281       537,281    140,495    140,495      640,495
30         214,166         0 (4)       0 (4)        0 (4)       19,526     19,526       519,526    202,431    202,431      702,431
35         291,148                                              0 (4)       0 (4)         0 (4)    271,896    271,896      771,896
40         389,398                                                                                 332,303    332,303      832,303
45         514,793                                                                                 340,674    340,674      840,674
50         674,833                                                                                 220,916    220,916      720,916
55         879,089                                                                                   0 (4)       0 (4)        0 (4)

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $7,940 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES

                                 0% Hypothetical                    6% Hypothetical                    12% Hypothetical
                             Gross Investment Return             Gross Investment Return             Gross Investment Return
                          -------------------------------     --------------------------------    --------------------------------
 End Of   Accumulated     Policy    Cash          Death       Policy      Cash         Death      Policy     Cash          Death
 Policy   Premiums (2)    Value     Surrender     Benefit     Value       Surrender    Benefit    Value      Surrender     Benefit
Year (1)                            Value (3)                             Value (3)                          Value (3)
  1           8,337        4,230         0        500,000      4,570           0       500,000        4,912          0       500,000
  2          17,091        8,257         0        500,000      9,200         751       500,000       10,187      1,738       500,000
  3          26,282       12,225     4,822        500,000     14,039       6,636       500,000       16,016      8,612       500,000
  4          35,934       15,967     9,609        500,000     18,925      12,566       500,000       22,280     15,922       500,000
  5          46,067       19,663    14,350        500,000     24,043      18,730       500,000       29,216     23,903       500,000
  6          56,708       23,066    18,798        500,000     29,152      24,884       500,000       36,640     32,372       500,000
  7          67,880       26,199    22,976        500,000     34,274      31,051       500,000       44,631     41,408       500,000
  8          79,611       29,143    26,965        500,000     39,491      37,313       500,000       53,335     51,157       500,000
  9          91,928       31,973    30,840        500,000     44,883      43,751       500,000       62,909     61,777       500,000
 10         104,862       34,727    34,640        500,000     50,498      50,411       500,000       73,488     73,401       500,000
 15         179,900       41,412    41,412        500,000     77,041      77,041       500,000      142,408    142,408       500,000
 20         275,671       29,986    29,986        500,000     93,974      93,974       500,000      247,979    247,979       500,000
 25         397,901        0 (4)      0 (4)         0 (4)     84,246      84,246       500,000      426,004    426,004       500,000
 30         553,901                                            7,898       7,898       500,000      746,225    746,225       783,536
 35         753,000                                             0 (4)      0 (4)         0 (4)    1,260,425  1,260,425     1,323,446
 40       1,007,108                                                                               2,099,829  2,099,829     2,120,827
 45       1,331,420                                                                               3,537,116  3,537,116     3,537,116

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $7,940 ANNUAL PLANNED PREMIUM
                            ASSUMING MAXIMUM CHARGES

                                 0% Hypothetical                    6% Hypothetical                    12% Hypothetical
                             Gross Investment Return             Gross Investment Return             Gross Investment Return
                          -------------------------------     --------------------------------    --------------------------------
 End Of   Accumulated     Policy    Cash          Death       Policy      Cash         Death      Policy     Cash          Death
 Policy   Premiums (2)    Value     Surrender     Benefit     Value       Surrender    Benefit    Value      Surrender     Benefit
Year (1)                            Value (3)                             Value (3)                          Value (3)
 1          8,337          4,230         0        500,000      4,570           0       500,000     4,912          0        500,000
 2         17,091          7,086         0        500,000      7,993           0       500,000     8,945        496        500,000
 3         26,282          9,502     2,098        500,000     11,162       3,758       500,000    12,983      5,580        500,000
 4         35,934         11,450     5,092        500,000     14,035       7,676       500,000    16,999     10,640        500,000
 5         46,067         12,880     7,567        500,000     16,541      11,228       500,000    20,937     15,624        500,000
 6         56,708         13,740     9,472        500,000     18,609      14,341       500,000    24,737     20,469        500,000
 7         67,880         13,973    10,750        500,000     20,154      16,931       500,000    28,328     25,106        500,000
 8         79,611         13,492    11,315        500,000     21,062      18,885       500,000    31,607     29,429        500,000
 9         91,928         12,198    11,066        500,000     21,198      20,066       500,000    34,442     33,310        500,000
10        104,862          9,979     9,892        500,000     20,406      20,318       500,000    36,684     36,597        500,000
15        179,900              0         0        500,000          0           0       500,000    35,893     35,893        500,000
20        275,671              0         0        500,000          0           0       500,000         0          0        500,000
25        397,901           0 (4)     0 (4)        0 (4)       0 (4)      0 (4)         0 (4)     0 (4)       0 (4)          0 (4)

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                         $11,575 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES

                                 0% Hypothetical                    6% Hypothetical                    12% Hypothetical
                             Gross Investment Return             Gross Investment Return             Gross Investment Return
                          -------------------------------     --------------------------------    --------------------------------
 End Of   Accumulated     Policy    Cash          Death       Policy      Cash         Death       Policy     Cash         Death
 Policy   Premiums (2)    Value     Surrender     Benefit     Value       Surrender    Benefit     Value      Surrender    Benefit
Year (1)                            Value (3)                             Value (3)                          Value (3)

  1          12,154        7,537         0        507,537       8,075           0      508,075        8,615          0      508,615
  2          24,915       14,785     3,986        514,785      16,324       5,525      516,324       17,930      7,131      517,930
  3          38,315       21,896    12,433        521,896      24,905      15,442      524,905       28,171     18,708      528,171
  4          52,384       28,697    20,570        528,697      33,651      25,523      533,651       39,245     31,118      539,245
  5          67,157       35,375    28,584        535,375      42,757      35,966      542,757       51,431     44,639      551,431
  6          82,669       41,674    36,219        541,674      51,972      46,516      551,972       64,565     59,109      564,565
  7          98,956       47,616    43,497        547,616      61,316      57,197      561,316       78,761     74,641      578,761
  8         116,057       53,288    50,505        553,288      70,879      68,096      570,879       94,212     91,429      594,212
  9         134,014       58,771    57,324        558,771      80,749      79,301      580,749      111,126    109,679      611,126
 10         152,869       64,107    63,996        564,107      90,977      90,866      590,977      129,693    129,582      629,693
 15         262,260       83,402    83,402        583,402     143,530     143,530      643,530      251,090    251,090      751,090
 20         401,875       82,471    82,471        582,471     187,758     187,758      687,758      427,280    427,280      927,280
 25         580,063       47,418    47,418        547,418     204,383     204,383      704,383      675,017    675,017    1,175,017
 30         807,481        0 (4)     0 (4)         0 (4)      161,799     161,799      661,799    1,013,245  1,013,245    1,513,245
 35       1,097,730                                             5,282       5,282      505,282    1,456,809  1,456,809    1,956,809
 40       1,468,170                                             0 (4)       0 (4)       0 (4)     2,022,861  2,022,861    2,522,861
 45       1,940,956                                                                               2,765,322  2,765,322    3,265,322

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                         $11,575 ANNUAL PLANNED PREMIUM
                            ASSUMING MAXIMUM CHARGES

                                 0% Hypothetical                    6% Hypothetical                    12% Hypothetical
                             Gross Investment Return             Gross Investment Return             Gross Investment Return
                          -------------------------------     --------------------------------    --------------------------------
 End Of   Accumulated     Policy    Cash          Death       Policy      Cash         Death      Policy     Cash          Death
 Policy   Premiums (2)    Value     Surrender     Benefit     Value       Surrender    Benefit    Value      Surrender     Benefit
Year (1)                            Value (3)                             Value (3)                          Value (3)
   1       12,154          7,537         0        507,537      8,075           0       508,075      8,615          0       508,615
   2       24,915         13,597     2,797        513,597     15,097       4,298       515,097     16,666      5,867       516,666
   3       38,315         19,129     9,666        519,129     21,977      12,514       521,977     25,079     15,615       525,079
   4       52,384         24,109    15,982        524,109     28,672      20,545       528,672     33,854     25,726       533,854
   5       67,157         28,487    21,695        528,487     35,114      28,323       535,114     42,964     36,173       542,964
   6       82,669         32,212    26,757        532,212     41,231      35,775       541,231     52,382     46,926       552,382
   7       98,956         35,233    31,114        535,233     46,943      42,823       546,943     62,068     57,949       562,068
   8      116,057         37,471    34,688        537,471     52,140      49,357       552,140     71,957     69,173       571,957
   9      134,014         38,837    37,390        538,837     56,695      55,248       556,695     81,957     80,510       581,957
  10      152,869         39,236    39,124        539,236     60,468      60,357       560,468     91,965     91,853       591,965
  15      262,260         26,769    26,769        526,769     66,908      66,908       566,908    144,650    144,650       644,650
  20      401,875              0         0        500,000     27,094      27,094       527,094    177,202    177,202       677,202
  25      580,063          0 (4)     0 (4)          0 (4)      0 (4)       0 (4)         0 (4)    139,331    139,331       639,331
  30      807,481                                                                                   0 (4)      0 (4)         0 (4)

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                   APPENDIX B

                              Financial Statements


                              AUDITED CONSOLIDATED
                              FINANCIAL STATEMENTS

                             THE MANUFACTURERS LIFE
                           INSURANCE COMPANY (U.S.A)


                  Years ended December 31, 1999, 1998 and 1997

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


                                    CONTENTS


REPORT OF INDEPENDENT AUDITORS...........................................    1

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
     CONSOLIDATED BALANCE SHEETS.........................................    2
     CONSOLIDATED STATEMENTS OF INCOME...................................    3
     CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS...........    4
     CONSOLIDATED STATEMENTS OF CASH FLOWS...............................    5
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..........................    6

REPORT OF INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A)


We have audited the accompanying consolidated balance sheets of The Manufacturers Life Insurance Company (U.S.A) as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Manufacturers Life Insurance Company (U.S.A.) at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.


PHILADELPHIA, PENNSYLVANIA                                    ERNST & YOUNG LLP
OCTOBER 1, 2000

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED BALANCE SHEETS


As at December 31
ASSETS ($ millions)                                                                   1999                      1998
---------------------------------------------------------------------------------------------------------------------
INVESTMENTS:
Securities available-for-sale, at fair value:
       Fixed maturity (amortized cost: 1999  $9,561;1998 $9,193)                   $   9,358                $   9,969
       Equity (cost: 1999 $622;1998 $491)                                              1,106                      701
Mortgage loans                                                                         1,622                    1,739
Real estate                                                                            1,027                      859
Policy loans                                                                           1,843                    1,709
Short-term investments                                                                   284                       33
---------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                                  $  15,240                $  15,010
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                          $     131                $      82
Deferred acquisition costs                                                             1,631                    1,078
Deferred income taxes                                                                    151                      375
Due from affiliates                                                                      504                      476
Amount recoverable from reinsurers                                                       679                      858
Other assets                                                                             882                      421
Separate account assets                                                               27,329                   19,673
---------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                       $  46,547                $  37,973
---------------------------------------------------------------------------------------------------------------------
 LIABILITIES, CAPITAL AND SURPLUS ($ millions)
---------------------------------------------------------------------------------------------------------------------
LIABILITIES:
Policyholder liabilities and accruals                                              $  15,894                $  15,786
Note payable                                                                             200                      200
Other liabilities                                                                      1,001                      495
Separate account liabilities                                                          27,329                   19,641
---------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                  $  44,424                $  36,122
---------------------------------------------------------------------------------------------------------------------
CAPITAL AND SURPLUS:
Capital stock                                                                      $       5                $       5
Retained earnings                                                                      1,990                    1,697
Accumulated other comprehensive income                                                   128                      149
---------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL AND SURPLUS                                                          $   2,123                $   1,851
---------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                                             $  46,547                $  37,973
---------------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of these consolidated financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                                         1999              1998             1997
----------------------------------------------------------------------------------------------------------------------------
REVENUE:
     Premiums                                                                      $  881            $  848         $  869
     Fee income                                                                       746               584            492
     Net investment income                                                          1,121             1,100          1,078
     Realized investment gains                                                         27                51            140
     Other                                                                              5                 5              3
----------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                                      $2,780            $2,588         $2,582
----------------------------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
     Policyholder benefits and claims                                              $1,412            $1,570         $1,533
     Operating expenses and commissions                                               494               389            401
     Amortization of deferred acquisition costs                                        40               113            263
     Interest expense                                                                  25                14             13
     Policyholder dividends                                                           323               265            222
     Minority interest expense                                                         16                15             11
----------------------------------------------------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                                                        $2,310            $2,366         $2,443
----------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                            470               222            139
----------------------------------------------------------------------------------------------------------------------------
INCOME TAXES                                                                          177                82             52
----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                         $  293            $  140         $   87
----------------------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of these consolidated financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

                                                                                ACCUMULATED
                                                                                   OTHER             TOTAL
  FOR THE YEARS ENDED DECEMBER 31                  CAPITAL        RETAINED     COMPREHENSIVE      CAPITAL AND
  ($ thousands)                                     STOCK         EARNINGS        INCOME            SURPLUS
  -----------------------------------------------------------------------------------------------------------
  BALANCE, DECEMBER 31, 1996                       $    5          $1,820         $ 119            $ 1,944
  Comprehensive income                                  -              87             9                 96
  Dividend to shareholder                               -            (200)            -               (200)
  -----------------------------------------------------------------------------------------------------------
  BALANCE, DECEMBER 31, 1997                       $    5          $1,707         $ 128            $ 1,840
  Comprehensive income                                  -             140            21                161
  Dividend to shareholder                               -            (150)            -               (150)
  -----------------------------------------------------------------------------------------------------------
  BALANCE, DECEMBER 31, 1998                       $    5          $1,697         $ 149            $ 1,851
  Comprehensive income                                  -             293           (21)               272
  -----------------------------------------------------------------------------------------------------------
  BALANCE, DECEMBER 31, 1999                       $    5          $1,990         $ 128            $ 2,123
  -----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                                 1999         1998         1997
-------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net Income                                                               $    293     $    140     $     87
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
     Additions to policyholder liabilities and accruals                       404          410          515
     Deferred acquisition costs                                              (463)        (286)        (263)
     Amounts recoverable from reinsurers                                      334            9          (48)
     Amortization of deferred acquisition costs                                40          113          263
     Realized investment gains                                                (27)         (51)        (140)
     Decreases (additions) to deferred income taxes                           194            7           25
     Amounts due to affiliates                                                 22         (126)        (594)
     Other assets and liabilities, net                                        238            8           24
     Other, net                                                                59           25            4
-------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                      $  1,094     $    249     $   (127)
-------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed maturity securities sold, matured or repaid                        $  4,302     $  3,906     $ 10,727
Fixed maturity securities purchased                                        (4,763)      (3,730)     (10,820)
Equity securities sold                                                        303          290          618
Equity securities purchased                                                  (349)        (284)        (680)
Mortgage loans advanced                                                      (148)        (453)        (396)
Mortgage loans repaid                                                         314          274          275
Real estate sold                                                               54           40           37
Real estate purchased                                                        (219)        (117)         (43)
Policy loans advanced, net                                                   (133)        (145)        (133)
Short-term investments                                                       (251)          85          878
Separate account seed money                                                    32           (2)         (24)
Other investments, net                                                       (355)          25           (3)
-------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                      $ (1,213)    $   (111)    $    436
-------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Deposits and interest credited to policyholder account balances          $  1,263     $    668     $    550
Withdrawals from policyholder account balances                               (987)        (611)        (623)
Net reinsurance (payable) recoverable                                        (158)         (86)           4
Note payable                                                                 --           --            200
Dividend to shareholder                                                      --           (150)        (200)
Borrowed funds                                                                 50         --           (159)
-------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                      $    168     $   (179)    $   (228)
-------------------------------------------------------------------------------------------------------------
CASH:
Increase (decrease) during the year                                            49          (41)          81
Balance, beginning of year                                                     82          123           42
BALANCE, END OF YEAR                                                     $    131     $     82     $    123



The accompanying notes are an integral part of these consolidated financial statements.

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                            (IN MILLIONS OF DOLLARS)


1.       ORGANIZATION

         The Manufacturers Life Insurance Company (U.S.A.) (the "Company" or "ManUSA") is an indirectly wholly-owned subsidiary of Manulife Financial Corporation, a Canadian-based publicly traded company. Prior to September 23, 1999, the Company was an indirectly wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manufacturers Life"), a mutual life insurance company. Manulife Financial Corporation and its subsidiaries are collectively known as "Manulife Financial". The Company and its subsidiaries operate in the life and health insurance industry, offering a broad range of insurance related products. These products are offered both on an individual and on a group basis and are marketed primarily in the United States.

         In June of 1999, the Company increased its ownership interest in its subsidiary, Manulife-Wood Logan Holding Co. Inc. ("MWL"), to 78.4% through the purchase of the 15% outside party interest. The purchase was at fair value and generated goodwill of $45.0, which is being amortized into income on a straight-line basis over 15 years.


2.       SIGNIFICANT ACCOUNTING POLICIES

     a)  BASIS OF PRESENTATION

         The accompanying Consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include accounts and operations, after intercompany eliminations, of the Company and its subsidiaries.

         The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

     b)  RECENT ACCOUNTING STANDARDS

         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. Contracts that contain embedded derivatives, such as certain insurance contracts, are also addressed by the statement. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In July 1999, the FASB issued Statement No. 137, which delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company is evaluating the accounting implications of SFAS No. 133 and has not determined the impact on its results of operations or its financial position.

     c)  INVESTMENTS

         The Company classifies all of its fixed maturity and equity securities as available-for-sale and records these securities at fair value. Realized gains and losses on sales of securities classified as available-for-sale are recognized in net income using the specific identification method. Changes in the fair value of securities available-for-sale are reflected directly in other comprehensive income after adjustments for deferred taxes, deferred acquisition costs, policyholder liabilities and unearned revenue liability. Discounts and premiums on investments are amortized using the effective interest method.

         Mortgage loans are reported at amortized cost, net of a provision for losses. The provision for losses is established for mortgage loans which are considered to be impaired when the Company has determined that it is probable that all amounts due under contractual terms will not be collected. Impaired loans are reported at the lower of unpaid principal or fair value of the underlying collateral.

         Interest on fixed maturity securities and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premiums or discount. Interest on restructured mortgage loans is recorded as income based on the rate to be paid; interest on delinquent mortgage loans is recorded as income on a cash basis. Dividends are recorded as income on ex-dividend dates.

         Real estate held for investment is carried at cost, less accumulated depreciation and provisions for impairment and write-downs, if applicable. Real estate held for sale is carried at the lower of cost or market value. Changes in estimates of market value are recognized as realized gains or losses in the income statement

         Policy loans are reported at aggregate unpaid balances which approximate fair value.

         Short-term investments include investments with maturities of less than one year at the date of acquisition.

     d)  CASH EQUIVALENTS

         The Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

     e)  DEFERRED ACQUISITION COSTS ("DAC")

         Commissions and other expenses, which vary with and are primarily related to the production of new business, are deferred to the extent recoverable from future gross profits and included as an asset. DAC associated with variable annuity and variable life insurance contracts, universal life insurance contracts, investment contracts, and participating life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. The amortization is adjusted retrospectively when current gross profits or estimates of future gross profits are revised. DAC associated with all other insurance contracts is charged to expense over the premium paying period of the related policies. DAC is adjusted for the impact on current and estimated future gross profits assuming the unrealized gains or losses on securities had been realized at year-end. The equity impact of any such adjustments is included in net unrealized gains (losses) in other comprehensive income. DAC is reviewed annually to determine recoverability from future income. To the extent that the DAC is assessed as not recoverable, it is immediately expensed.

     f)  POLICYHOLDER LIABILITIES

         Policyholder liabilities for traditional non-participating life insurance policies, and accident and health policies are computed using the net level premium method. The calculations are based upon estimates as to future mortality, morbidity, persistency, maintenance expenses and interest rate yields that were applicable in the year of issue. The assumptions include a provision for the risk of adverse deviation.

         For payout annuities in loss recognition, policyholder liabilities are computed using estimates of expected mortality, expenses, and investment yields determined at the time these contracts first moved into loss recognition. Payout annuity reserves are adjusted for the impact of unrealized gains associated with the underlying assets.

         For variable annuity and variable life contracts, universal life insurance contracts and investment contracts with no substantial mortality or morbidity risk, policyholder liabilities equal the policyholder account values. Account values are increased for deposits received and interest credited and are reduced by withdrawals, mortality charges and administrative expenses charged to the policyholders. Policy charges which compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DAC.

         For traditional participating life insurance policies, policyholder liabilities are computed using the net level premium reserve for death and endowment policy benefits. Mortality and interest assumptions are the same as the non-forfeiture benefit assumptions at the time the policy was issued. Interest rate assumptions used in the calculation of the liabilities for traditional participating life insurance policies range from 2.5% to 7.0%.

         As of December 31,1999, participating insurance expressed as a percentage of insurance in force is 48%. The amount of policyholders' dividends to be paid is approved annually by Manulife Financial's Board of Directors. The aggregate amount of policyholders' dividends is calculated based on actual interest, mortality, morbidity and expense experience for the year, and on management's judgment as to the appropriate level of equity to be retained by the Company. The carrying value of this liability approximates the earned amount and fair value as at December 31, 1999.

     g)  SEPARATE ACCOUNTS

         Separate account assets and liabilities represent funds that are separately administered, principally for investment contracts related to group pension business as well as for variable annuity and variable life contracts, and for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company. Separate account assets are recorded at market value. Operations of the separate accounts are not included in the accompanying financial statements.

     h)  REVENUE RECOGNITION

         Premiums on long-duration life insurance contracts are recognized as revenue when due.

         Receipts on variable annuity and variable life contracts, universal life insurance contracts, and investment contracts are reported as deposits to account values as described in note 2(f) and not as premiums. Revenue from these policies consists of policy charges for the cost of insurance, expenses and surrender charges that have been assessed against the policyholder account values. Policy charges that are designed to compensate the company for future services are deferred and recognized in income over the period benefited, using the same assumptions used to amortize DAC.

         Premiums on short-duration contracts are earned over the related contract period.

         Net premiums on limited-payment contracts are recognized as revenue and the difference between the gross premium received and the net premium is deferred and recognized in income based on either a constant relationship to insurance in force or the present value of annuity benefits depending on the product type.

         Investment income is recorded as revenue when due.

     i)  EXPENSES

         Expenses for variable annuity and variable life contracts and for universal life insurance contracts include interest credited to policyholder account values and benefit claims incurred during the period in excess of policyholder account values.

     j)  REINSURANCE

         The Company and its subsidiaries utilize reinsurance transactions in order to minimize exposure to large risks. Reinsurance is accomplished through various plans including yearly renewable term, co-insurance and modified co-insurance. Reinsurance premiums and claims are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums and claims are reported net of reinsured amounts. Amounts paid with respect to ceded reinsurance contracts are reported as reinsurance receivables.

     k)  INCOME TAX

         Income taxes have been provided for in accordance with Statement of Financial Accounting Standards 109 ("SFAS 109") "Accounting for Income Taxes." In accordance with various income tax sharing agreements, the income tax provision (or benefit) is computed as if the Company and subsidiaries filed separate income tax returns. Tax benefits from operating losses are provided at the U.S. statutory rate plus any tax credits attributable, provided the consolidated group utilizes such benefits currently. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities, and their recorded amounts for financial reporting purposes.

     l)  FOREIGN EXCHANGE

         The balance sheet and statement of income of foreign operations in Taiwan, as well as non-U.S. dollar investments, are translated at the current exchange and average exchange rates for the year respectively. The resultant translation adjustments are included as a separate component in other comprehensive income.

     m)  DERIVATIVES

         The Company uses derivatives to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments. These derivatives are designated and effective as hedges, as there is a high correlation between changes in market value of the derivative and the underlying hedged item at inception and over the life of the hedge. Realized and unrealized gains and losses on these derivatives are accounted for on the same basis as the underlying assets and liabilities. Realized and unrealized gains and losses on derivative transactions established as hedges but no longer considered hedges are included in income from the date at which they are no longer considered to be hedges.

         The Company also uses derivatives to manage foreign currency exposures associated with expected future policy maintenance and acquisition expenses relating to the current inforce block of business. These derivatives are designated as non-hedges. Realized and unrealized gains and losses on these derivatives are included in income.

         Derivative income and expenses are included in investment income and interest expense, respectively, in the Consolidated Statements of Income. Cash flows relating to derivatives associated with invested assets and financial liabilities are included in the Consolidated Statement of Cash Flows on a basis consistent with the cash flows from the underlying invested assets and financial liabilities. Derivative assets and liabilities are included in other investments and other liabilities, respectively, and deferred realized net gains are presented as such in the Consolidated Balance Sheets.

3.       INVESTMENTS AND INVESTMENT INCOME

     a)  FIXED MATURITY AND EQUITY SECURITIES

         At December 31, 1999, all fixed maturity and equity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value is summarized as follows:

                                                                      GROSS           GROSS
                                             AMORTIZED COST     UNREALIZED GAINS    UNREALIZED          FAIR VALUE
          AS AT DECEMBER 31                                                           LOSSES
          ($ millions)                        1999      1998      1999    1998     1999    1998      1999      1998
          ----------------------------------------------------------------------------------------------------------
          Fixed maturity securities:
          U.S. government                   $1,440    $1,239       $23    $132    $(57)    $ (2)   $ 1,406    $1,369
          Foreign governments                1,677     1,698        81     341     (16)        -     1,742     2,039
          States/political subdivisions          -        12         -       2        -        -         -        14
          Corporate                          5,323     5,331        56     448    (254)    (142)     5,125     5,637
          Mortgage- backed                   1,121       913         4      19     (40)     (22)     1,085       910
          ----------------------------------------------------------------------------------------------------------
          TOTAL FIXED MATURITY
          SECURITIES                         9,561     9,193       164     942    (367)    (166)     9,358     9,969
          ----------------------------------------------------------------------------------------------------------
          EQUITY SECURITIES                  $ 622     $ 491      $524    $246    $(40)    $(36)   $ 1,106     $ 701
          ----------------------------------------------------------------------------------------------------------

         Proceeds from sales of fixed maturity securities during 1999 were $4,302.4 (1998 - $3,906.1 and 1997 - $10,727.2). Gross gains and losses of $49.0 and $166.7 respectively, were realized on those sales (1998 - $90.6 and $90.4 respectively, 1997 - $166.2 and $74.1 respectively).

         Proceeds from the sale of equity securities during 1999 were $303.3 (1998 - $290.0 and 1997 - $618.3). Gross gains and losses of $84.0 and
         $38.7 respectively, were realized on those sales (1998 - $47.4 and $45.0 respectively, 1997 - $82.2 and $8.4 respectively).

         The contractual maturities of fixed maturity securities at December 31, 1999 are shown below.

         AS AT DECEMBER 31, 1999
         ($ millions)
                                                                             AMORTIZED COST              FAIR VALUE
         ----------------------------------------------------------------------------------------------------------
         Fixed maturity securities, excluding mortgage-backed securities:
              One year or less                                                 $    151                  $    161
              Greater than 1; up to 5 years                                       1,068                     1,046
              Greater than 5; up to 10 years                                      2,415                     2,332
              Due after 10 years                                                  4,806                     4,734
         Mortgage-backed securities                                               1,121                     1,085
         ----------------------------------------------------------------------------------------------------------
         TOTAL FIXED MATURITY SECURITIES                                       $  9,561                  $  9,358
         ----------------------------------------------------------------------------------------------------------

         Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Corporate requirements and investment strategies may result in the sale of investments before maturity.

     b)  MORTGAGE LOANS

         Mortgage loans are reported at amortized cost, net of a provision for losses. The impaired mortgage loans and the related allowance for mortgage loan losses were as follows:

          AS AT DECEMBER 31
          ($ millions)                                             1999              1998
          -------------------------------------------------------------------------------
          IMPAIRED LOANS                                         $   86              $122
          -------------------------------------------------------------------------------
          Allowance, January 1                                     $106              $138
          Deductions                                                (49)              (32)
          -------------------------------------------------------------------------------
          ALLOWANCE, DECEMBER 31                                 $   57              $106
          -------------------------------------------------------------------------------

     c)  INVESTMENT INCOME

         Income by type of investment was as follows:

          FOR THE YEARS ENDED DECEMBER 31
          ($ millions)                                              1999              1998                 1997
          -------------------------------------------------------------------------------------------------------
          Fixed maturity securities                             $    726           $   729              $   727
          Equity securities                                           18                16                   10
          Mortgage loans                                             149               156                  145
          Investment real estate                                      71                62                   54
          Other investments                                          195               164                  166
          -------------------------------------------------------------------------------------------------------
          Gross investment income                                  1,159             1,127                1,102
          Investment expenses                                         38                27                   24
          -------------------------------------------------------------------------------------------------------
          NET INVESTMENT INCOME                                 $  1,121           $ 1,100              $ 1,078
          -------------------------------------------------------------------------------------------------------

4.       COMPREHENSIVE INCOME

         Total comprehensive income was as follows:

          FOR THE YEARS ENDED DECEMBER 31
          ($ millions)                                                      1999               1998          1997
          --------------------------------------------------------------------------------------------------------
          NET INCOME                                                      $  293             $  140        $   87
          --------------------------------------------------------------------------------------------------------
          OTHER COMPREHENSIVE INCOME, NET OF TAX:
            Unrealized holding (losses) gains arising during the             (4)                 54           105
            year
              Foreign currency translation                                     1                  -           (5)
              Less:
             Reclassification adjustment for realized gains                   18                 33            91
          included in net
                 Income
          --------------------------------------------------------------------------------------------------------
          Other comprehensive (loss) income                                 (21)                 21             9
          --------------------------------------------------------------------------------------------------------
          COMPREHENSIVE INCOME                                           $   272            $   161       $    96
          --------------------------------------------------------------------------------------------------------

          Other comprehensive income is reported net of taxes recoverable (payable) of $30, ($11), and ($8) for 1999, 1998, and 1997, respectively.

          Accumulated other comprehensive income is comprised of the following:

           AS AT DECEMBER 31
           ($ millions)                                                               1999          1998
           ----------------------------------------------------------------------------------------------
           UNREALIZED GAINS:
                Beginning balance                                                   $  154        $  133
                Current period change                                                  (22)           21
           ----------------------------------------------------------------------------------------------
                Ending balance                                                      $  132        $  154
           ----------------------------------------------------------------------------------------------
           FOREIGN CURRENCY:
                Beginning balance                                                   $   (5)       $   (5)
                Current period change                                                    1             -
           ----------------------------------------------------------------------------------------------
                Ending balance                                                      $   (4)       $   (5)
           ----------------------------------------------------------------------------------------------
           ACCUMULATED OTHER COMPREHENSIVE INCOME                                   $  128        $  149
           ----------------------------------------------------------------------------------------------

5.       UNREALIZED GAINS (LOSSES) ON SECURITIES AVAILABLE-FOR-SALE

         Net unrealized gains (losses) on fixed maturity and equity securities included in other comprehensive income were as follows:

         AS AT DECEMBER 31
         ($ millions)                                                                1999                    1998
         ---------------------------------------------------------------------------------------------------------
         Gross unrealized gains                                                    $  753                  $1,253
         Gross unrealized losses                                                     (439)                   (217)
         DAC and other amounts required to satisfy policyholder
               Liabilities                                                           (117)                   (798)
         Deferred income taxes                                                        (65)                    (84)
         ---------------------------------------------------------------------------------------------------------
         NET UNREALIZED GAINS (LOSSES) ON SECURITIES AVAILABLE-FOR-SALE
                                                                                   $  132                  $  154
         ---------------------------------------------------------------------------------------------------------


6.       DEFERRED ACQUISITION COSTS ("DAC")

         The components of the change in DAC were as follows:

          FOR THE YEARS ENDED DECEMBER 31
          ($ millions)                                               1999             1998
          --------------------------------------------------------------------------------
          Balance, January 1                                       $1,078           $1,022
          Capitalization                                              463              286
          Accretion of interest                                        82               65
          Amortization                                               (122)            (178)
          Effect of net unrealized gains on securities                                (117)
                 available-for-sale                                   130
          --------------------------------------------------------------------------------
          BALANCE, DECEMBER 31                                     $1,631           $1,078
          --------------------------------------------------------------------------------

7.       INCOME TAXES

         The components of income tax expense (benefit) were as follows:

          FOR THE YEARS ENDED DECEMBER 31
          ($ millions)                                     1999         1998           1997
          ---------------------------------------------------------------------------------
          Current expense (benefit)                       $ (17)        $ 75           $ 28
          Deferred expense (benefit)                        194            7             24
          ---------------------------------------------------------------------------------
          TOTAL EXPENSE                                   $ 177         $ 82           $ 52
          ---------------------------------------------------------------------------------

         Income before income taxes differs from taxable income principally due to tax-exempt investment income, dividends-received tax deductions, deferred acquisition costs, and differences in reserves for policy and contract liabilities for tax and financial reporting purposes.

         The Company's deferred income tax asset, which results from tax effecting the differences between financial statement values and tax values of assets and liabilities at each balance sheet date, relates to the following:

          FOR THE YEARS ENDED DECEMBER 31
          ($ millions)                                                                    1999                1998
          --------------------------------------------------------------------------------------------------------
          DEFERRED TAX ASSETS:
               Differences in computing policy reserves                                $   635           $     850
               Investments                                                                   -                  85
               Policyholder dividends payable                                                9                  11
               Other deferred tax assets                                                     -                  10
          --------------------------------------------------------------------------------------------------------
          Deferred tax assets                                                          $   644           $     956
          --------------------------------------------------------------------------------------------------------
          DEFERRED TAX LIABILITIES:
               Deferred acquisition costs                                              $   244           $     103
               Unrealized gains on securities available-for-sale                           189                 387
               Premiums receivable                                                          14                  19
               Investments                                                                  14                   -
               Other deferred tax liabilities                                               32                  72
          --------------------------------------------------------------------------------------------------------
          Deferred tax liabilities                                                     $   493           $     581
          --------------------------------------------------------------------------------------------------------
          NET DEFERRED TAX ASSETS                                                      $   151           $     375
          --------------------------------------------------------------------------------------------------------

         The Company and its subsidiaries have no available net operating or net capital losses.

         The Company files a consolidated federal income tax return. The Company's subsidiaries file separate state income tax returns. The method of allocation among the companies is subject to a written tax sharing agreement under which the tax liability is allocated to each member on a pro rata basis based on the relationship that the member's tax liability (computed on a separate return basis) bears to the tax liability of the consolidated group. The tax charge to each of the respective companies will not be more than that company would have paid on a separate return basis. Settlements of taxes are made through an increase or reduction to the payable to parent, subsidiaries and affiliates which is settled periodically.

8.       NOTE PAYABLE

         On December 29, 1997, the Company issued a surplus debenture for $200,000 plus interest at 7.93% per annum to Manufacturers Investment Corporation, an indirect parent company. The surplus debenture matures on February 1, 2022. Except in the event of insolvency or winding-up of the Company, the instrument may not be redeemed by the Company during the period of five years from date of issue without the prior approval of the Office of the Superintendent of Financial Institutions of Canada. Interest accrued and expensed was $16, $16, and $0 for 1999, 1998 and 1997, respectively. Interest paid was $16, $9, and $0 for 1999, 1998 and 1997, respectively.

9.       CAPITAL AND SURPLUS

         Capital Stock is comprised of the following:

         AS AT DECEMBER 31
         ( $ millions)                                                 1999             1998
         -----------------------------------------------------------------------------------
         AUTHORIZED:
              50,000,000 Preferred shares, Par value $1.00               -                -
              50,000,000 Common shares, Par value $1.00
         -----------------------------------------------------------------------------------
         ISSUED AND OUTSTANDING:
              100,000 Preferred shares                                   5                5
              4,544,504 Common shares
         -----------------------------------------------------------------------------------

         The Company and its life insurance subsidiaries are subject to statutory limitations on the payment of dividends. Dividend payments in excess of prescribed limits cannot be paid without the prior approval of U.S. insurance regulatory authorities.

         As a result of the demutualization of Manufacturers Life, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. These restrictions generally take the form of a fixed percentage of the policyholder dividends. The transfers are governed by the terms of Manufacturers Life's Plan of Demutualization.


10.      EMPLOYEE BENEFITS

     a)  EMPLOYEE RETIREMENT PLAN

         (i) Prior to July 1, 1998, the Company had a non-contributory defined benefit pension plan (the "Manulife Plan") sponsored by its ultimate parent, Manufacturers Life, covering all its branch managers, support staff and full-time career agents. A similar plan (the "Nalaco Plan") also existed for employees of its indirectly owned subsidiaries, The Manufacturers Life Insurance Company of North America ("MNA") and The Manufacturers Life Insurance Company of New York. Both plans provided pension benefits based on length of service and final average earnings. Vested benefits are fully funded; current pension costs are funded as they accrue.

                  Effective July 1, 1998, the Nalaco Plan was merged into the Manulife Plan as approved by the Board of Directors of Manufacturers Life. The merged plan was then restated as a cash balance pension plan entitled, "The Manulife U.S. Cash Balance Pension Plan" ("Cash Balance Plan"). Participants in the two prior plans ceased accruing benefits under the old plan effective June 30, 1998, and became participants in the Cash Balance Plan on July 1,

                  1998. Also effective July 1, the Company became the sponsor of the Cash Balance Plan. Each participant who was a participant in one of the prior plans received an opening account balance equal to the present value of their June 30, 1998 accrued benefit under the prior plan, using Pension Benefit Guarantee Corporation ("PBGC") rates. Future contribution credits under the Cash Balance Plan vary by service, and interest credits are a function of the 1-year U.S. Treasury Bond rate plus 0.5%, but no less that 5.25% per year. Pension benefits are provided to those participants after three years of vesting service, and the normal retirement benefit is actuarially equivalent to the cash balance account at normal retirement date. Early benefits are actuarially equivalent to the normal retirement benefits but are subsidized for participants who were age 45 with 5 or more years of vesting service on July 1, 1998 and who terminate employment after attaining age 50 and completing 10 years of service. For these grandfathered participants, the prior early retirement factors under the Manulife Plan apply. The normal form of payment under the Cash Balance Plan is a life annuity, with various optional forms available.

                  Actuarial valuation of accumulated plan benefits are based on projected salaries and best estimates of investment yields on plan assets, mortality of participants, employee termination and ages at retirement. Pension costs that relate to current service are charged to earnings in the current period. Experience gains and losses are amortized to income over the estimated average remaining service lives to plan members.

                  No pension expense was recognized in the current or prior year because the plan was subject to the full funding limitation under the Internal Revenue Code. At December 31, 1999, the projected benefit obligation based on an assumed interest rate of 7.5% was $68; and the fair value of plan assets totaled $87, which were invested in the Company's general fund deposit administration insurance contracts.

         (ii) Prior to July 1, 1998, the Company also participated in an unfunded Supplemental Executive Retirement Plan ("Manulife SERP") sponsored by Manufacturers Life for executives. This was a non qualified plan that provides defined pension benefits in excess of limits imposed by the law to those retiring after age 50 with 10 or more years of vesting service. The Manulife SERP covers the Company's employees and selected executives of MNA. Pension benefits are provided to those who terminate after 5 years of vesting service, and the pension benefit is a final average benefit based on the executive's highest 5-year average earnings. Compensation is not limited, and benefits are not restricted by the Internal Revenue Code Section 415.

                  Effective July 1, 1998, the Manulife SERP was restated to become a supplemental cash balance plan and each participant in the Manulife SERP who became a participant in the restated plan was provided with an opening account balance equal to the present value of their June 30, 1998 accrued benefit under the Manulife SERP, using PBGC rates. Future contribution credits vary by service, and interest credits are a function of the 1-year U.S. Treasury Bond rate plus 0.50%, but no less than 5.25% per year. These annual contribution credits are made in respect of the participant's compensation that is in excess of the limit in Internal Revenue Code Section 401(a)(17) which was $160 in 1999. In addition, a one time contribution may be made for a participant if it is determined at the time of his / her termination of employment that the participant's pension benefit under the Cash Balance Plan is limited by Internal Revenue Code Section 415. Together, these contributions serve to restore to the participant the benefit that he / she would have been entitled to under the Cash Balance Plan's benefit formula but for the limitation in Internal Revenue Code Sections

                  401(a)(17) and 415. Benefits are provided to those who terminate after three years. The default form of payment under the plan is a lump sum although participants may elect to receive payment in the form of an annuity provided that such election is made within the time period prescribed in the plan. If an annuity form of payment is elected, the amount payable is equal to the actuarial equivalent of the participant's balance under the supplemental Cash Balance Plan, using the factors and assumptions for determining immediate annuity amounts applicable to the participant under the qualified Cash Balance Plan. At December 31, 1999 the projected benefit obligation for this plan totaled $21.

         b)  401(k) PLAN

                  Prior to July 1, 1998, the Company also participated in a defined contribution plan sponsored by Manufacturers Life, the Manulife 401(K) Savings plan. This plan covered most of its salaried employees in the United States or its protectorates, and was subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). A similar plan, the North American Security Life 401(K) Savings Plan also existed for employees of MNA. These two plans were effectively merged on July 1, 1998 into one defined contribution plan as approved by the Board of Directors on March 26, 1998.

         c)  DEFERRED COMPENSATION PLAN

                  The Company has deferred compensation incentive plans open to all branch managers and qualified agents. There are no stock option plans.

         d)  POSTRETIREMENT BENEFIT PLAN

                  In addition to the retirement plan, the Company provides retiree medical and life insurance benefits to those who have attained age 55 with 10 or more years of service. The plan provides the medical coverage for retirees and spouses under age 65. When the retirees or the covered dependents reach age 65, Medicare provides primary coverage and the plan provides secondary coverage. The medical plan is contributory with the amount of contribution based on the age and service of the employees at the time of retirement. The plan provides the retiree a life insurance benefit for staff retirees of 100% of pay prior to retirement, with a maximum of one hundred thousand dollars. The amount reduces to 65% on the January 1 following retirement, and further reduces to 50% at age 70. Agent retirees receive a life insurance benefit of 100% of average earnings in the last two active years plus 100% of earnings in the year prior to retirement. There are no contributions required for retirees for life insurance coverage. The plan is unfunded.

                  The Company accounts for its retiree benefits plans using the accrual method.

                  The postretirement benefit cost for the year ended December 31, 1999 was $1. This amount includes the expected cost of postretirement benefits for newly eligible employees and for vested employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience.

e) FINANCIAL INFORMATION REGARDING THE EMPLOYEE RETIREMENT PLAN AND THE POSTRETIREMENT BENEFIT PLAN

     For the plan sponsor, benefit plan information applicable to the Employee Retirement Plan and the Postretirement Benefit Plan, determined in accordance with GAAP as estimated by a consulting actuary, as of December 31, the Plan's year end, is as follows:

                                                                          EMPLOYEE                 POSTRETIREMENT
                                                                         RETIREMENT                    BENEFIT
       AS OF DECEMBER 31                                                    PLAN                        PLAN
                                                                ----------------------------------------------------------
       (in $thousands)                                                1999         1998          1999           1998
       -------------------------------------------------------------------------------------------------------------------
       CHANGE IN BENEFIT OBLIGATION

       Benefit obligation at beginning of year                    $ (67,253)    $ (70,768)    $ (19,893)    $ (16,062)
       Service cost                                                  (2,288)       (2,294)         (613)         (628)
       Interest cost                                                 (4,575)       (4,582)       (1,082)       (1,090)
       Amendments                                                         -        (1,427)            -             -
       Actuarial gain (loss)                                           (854)        2,162         3,903        (2,743)
       Benefits paid                                                  6,560         9,656           719           630(*)
       -------------------------------------------------------------------------------------------------------------------
       Benefits obligation at end of year                         $ (68,410)    $ (67,253)    $ (16,966)    $ (19,893)
       -------------------------------------------------------------------------------------------------------------------
       CHANGE IN PLAN ASSETS

       Fair value of plan assets at beginning of year             $  84,686     $  86,089     $       -     $       -
       Actual return on plan assets                                   7,428         7,115             -             -
       Employer contribution                                          1,222         1,138           719           630(*)
       Benefits paid                                                 (6,560)       (9,656)         (719)         (630)(*)
       -------------------------------------------------------------------------------------------------------------------
       Fair value of plan assets at end of year                   $  86,777     $  84,686     $       -     $       -
       -------------------------------------------------------------------------------------------------------------------

       Funded status                                              $  18,367     $  17,433     $ (16,966)    $ (19,893)
       Unrecognized transition obligation (asset)                   (10,778)      (13,101)            -             -
       Unrecognized actuarial loss (gain)                             4,303         4,133       (15,621)      (12,610)
       Unrecognized prior service cost                                2,437         2,659             -             -
       -------------------------------------------------------------------------------------------------------------------
       Net amount recognized                                      $  14,329     $  11,124     $ (32,587)    $ (32,503)
       -------------------------------------------------------------------------------------------------------------------

       Amounts recognized in statement of financial
       position of plan sponsor consist of:
           Prepaid benefit cost                                   $  29,934     $  25,550     $       -     $       -
           Accrued benefit liability                                (20,741)      (14,687)      (32,587)      (32,503)
           Intangible asset                                           1,172           261             -             -
           Accumulated other comprehensive income                     3,964             -             -             -
       -------------------------------------------------------------------------------------------------------------------
       Net amount recognized                                      $ 14,329      $  11,124     $ (32,587)    $ (32,503)
       -------------------------------------------------------------------------------------------------------------------

     (*) Amount is net of retiree contributions.

                                                                          EMPLOYEE                 POSTRETIREMENT
                                                                         RETIREMENT                    BENEFIT
       AS OF DECEMBER 31                                                    PLAN                        PLAN
                                                                ----------------------------------------------------------
                                                                      1999         1998          1999           1998
       -------------------------------------------------------------------------------------------------------------------
       WEIGHTED AVERAGE ASSUMPTIONS
       Discount rate                                                 7.50%        6.50%         7.50%          6.50%
       Expected return on plan assets                                8.50%        8.50%         n/a            n/a
       Rate of compensation increase                                 5.00%        5.00%         5.00%          5.00%

     On December 31, 1999, the accrued postretirement benefit cost was $33. The postretirement benefit obligation for eligible active employees was $2. The amount of the postretirement benefit obligation for ineligible active employees was $4. For measurement purposes as of December 31, 1999, an 8 percent and 10 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000 for pre-65 and post-65 coverages, respectively. These rates were assumed to decrease gradually to 5 percent in 2006 and 2010, respectively, and remain at those levels thereafter.

                                                                            EMPLOYEE               POSTRETIREMENT
     AS OF DECEMBER 31                                                     RETIREMENT                  BENEFIT
     (in thousands)                                                           PLAN                      PLAN
                                                                   -----------------------------------------------------
                                                                         1999         1998         1999         1998
     -------------------------------------------------------------------------------------------------------------------
     COMPONENTS OF NET PERIODIC BENEFIT COST FOR PLAN SPONSOR
     Service cost                                                    $  2,288     $  2,294     $    613     $    628
     Interest cost                                                      4,575        4,582        1,082        1,090
     Expected return on plan assets                                    (7,088)      (7,199)           -            -
     Amortization of net transition obligation                         (2,323)      (2,323)           -            -
     Amortization of prior service cost                                   221          181
     Recognized actuarial loss (gain)                                     343           (5)        (892)        (895)
     ------------------------------------------------------------------------------------------------------------------
     Net periodic cost (benefit)                                     $ (1,984)    $ (2,470)    $    803     $    823
     ------------------------------------------------------------------------------------------------------------------

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $21, $22, and $0 respectively, as of December 31, 1999 and $15, $14, and $0 respectively, as of December 31, 1998.

     The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects on 1999 values:

                                                                        1-PERCENTAGE-POINT             1-PERCENTAGE-POINT
     (in thousands)                                                          INCREASE                       DECREASE
     ----------------------------------------------------------------------------------------------------------------------
     Effect on total of service and interest cost components                 $    328                     $   (250)
     Effect on postretirement benefit obligation                             $  2,407                     $ (1,948)
     ----------------------------------------------------------------------------------------------------------------------


11.  DERIVATIVE FINANCIAL INSTRUMENTS

     The Company uses a variety of off-balance sheet financial instruments as part of its efforts to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments. Those instruments include interest rate exchange agreements and foreign currency forward contracts. The contract or notional amounts of those instruments reflect the extent of involvement in the various types of financial instruments.

     The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. That exposure includes settlement risk (i.e., the risk that the counterparty defaults after the Company has delivered funds or securities under terms of the contract) that would result in an accounting loss and replacement cost risk (i.e., the cost to replace the contract at current market rates should the counterparty default prior to the settlement date). To limit exposure associated with counterparty nonperformance on interest rate exchange agreements, the Company enters into master netting agreements with its counterparties.

     INTEREST RATE EXCHANGE AGREEMENTS (SWAPS AND FLOORS)

     The Company enters into interest rate exchange agreements to reduce and manage interest rate risk associated with individual assets and liabilities and its overall aggregate portfolio. These interest rate exchange agreements consist primarily of interest rate swap agreements and interest rate floors. The amounts to be received or paid pursuant to these agreements are accrued and recognized in the accompanying statements of operations through an adjustment to investment income, as appropriate, over the lives of the agreements. Gains or losses realized on closed or terminated agreements accounted for as hedges are deferred and amortized to investment income on a straight-line basis over the shorter of the lives of the agreements or the expected remaining lives of the underlying assets or liabilities.

     FOREIGN CURRENCY FORWARDS

     The Company uses foreign currency forward contracts to hedge some of the foreign exchange risk resulting from the fact that it generates revenue and holds assets in U.S. dollars, but incurs a significant portion of its maintenance expense in Canadian dollars. A foreign currency forward contract obligates the Company to deliver a specified amount of currency at a future date at a specified exchange rate. The value of the foreign exchange forward contracts at any given point fluctuates according to the underlying level of exchange rate and interest rate differentials.

     Outstanding derivatives with off-balance-sheet risks are as follows:

                                                 NOTIONAL OR CONTRACT
     AS AT DECEMBER 31                                  AMOUNTS                 CARRYING VALUE                FAIR VALUE
                                                        -------                 --------------                ----------
     ($ millions)                                   1999         1998         1999          1998          1999           1998
     --------------------------------------------------------------------------------------------------------------------------
     Interest rate & currency swaps & floors     $   869      $   616      $    (2)      $     4       $    (2)      $      4
     Interest rate option written                     22           22            -            (1)            -             (1)

     Currency forwards                               973          713           32             4            32              4
     --------------------------------------------------------------------------------------------------------------------------
     TOTAL DERIVATIVES                           $ 1,864      $ 1,351      $    30       $     7       $    30       $      7
     --------------------------------------------------------------------------------------------------------------------------

     Fair value of off-balance-sheet derivative financial instruments reflect the estimated amounts that the Company would receive or pay to terminate the contract at the balance sheet date, including the current unrealized gains (losses) on the instruments. Fair values of the agreements were based on estimates obtained from the individual counterparties.

12.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying values and the estimated fair values of the Company's financial instruments at December 31, 1999 were as follows:

 ($ millions)                                  CARRYING VALUE          FAIR VALUE
------------------------------------------------------------------------------------
ASSETS:
   Fixed maturity and equity securities         $    10,464            $   10,464
   Mortgage loans                                     1,622                 1,677
   Policy loans                                       1,843                 1,843
   Derivative financial instruments                      30                    30
LIABILITIES:
   Insurance investment contracts               $     1,560            $    1,552
------------------------------------------------------------------------------------

     The following methods and assumptions were used to estimate the fair values of the above financial instruments:

     FIXED MATURITY AND EQUITY SECURITIES: Fair values of fixed maturity and equity securities were based on quoted market prices, where available. For investments not actively traded, fair values were estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality and average life of the investments.

     MORTGAGE LOANS: Fair value of mortgage loans was estimated using discounted cash flows using contractual maturities and discount rates that were based on current market rates for similar maturity ranges, adjusted for risk, based on property type.

     POLICY LOANS: Carrying values approximate fair values.

     DERIVATIVE FINANCIAL INSTRUMENTS: Fair values of derivative financial instruments were based on estimates obtained from the individual counterparties.

     INSURANCE INVESTMENT CONTRACTS: Fair value of insurance investment contracts which do not subject the Company to significant mortality or morbidity risks was estimated using cash flows discounted at market rates.


13.  RELATED PARTY TRANSACTIONS

     a) The Company and its subsidiaries have formal service agreements with the Company's indirect parent, Manufacturers Life, which can be terminated by either party upon two months' notice. Under the various agreements, the Company will pay direct operating expenses incurred by Manulife Financial on behalf of the Company. Services provided under the agreements include legal, actuarial, investment, data processing, accounting and certain other administrative services. Costs incurred under the agreements were $194 million, $171 million, and $120 million in 1999, 1998, and 1997, respectively.

     b) Manulife Financial provides a claims paying guarantee to most U.S. policyholders.

     c) The Company loaned $20 million to its affiliate Manulife Reinsurance Limited ("MRL"), a life insurance company domiciled in Bermuda, pursuant to a promissory note dated September 30, 1997, which is due on September 20, 2000. Interest on the loan is calculated at 5.73% per annum and is payable quarterly.

          Pursuant to a promissory note dated June 12, 1998, the Company loaned $7 million to MRL. Principal and accrued interest are payable on June 12, 2000. Interest on the loan calculated at 5.51% is payable semi-annually starting August 1, 1998.

          Pursuant to a promissory note dated June 12, 1998, the Company loaned $52 million to MRL Holding LLC, a Delaware limited liability corporation owned 99% by MRL and 1% by Manulife Reinsurance Corporation. Principal and accrued interest are payable on June 12, 2000. Interest on the loan calculated at 5.51% per annum is payable semi-annually starting August 1, 1998.

14.  REINSURANCE

     In the normal course of business, the Company, assumes and cedes reinsurance as a party to several reinsurance treaties with major unrelated insurance companies. The Company remains liable for amounts ceded in the event that reinsurers do not meet their obligations.

     The effects of reinsurance on premiums with unrelated insurance companies were as follows:

     FOR THE YEARS ENDED DECEMBER 31             1999           1998            1997
     ($ millions)
     ---------------------------------------------------------------------------------
     Direct premiums                          $   976      $     908       $     932
     Reinsurance assumed                           12              -               4
     Reinsurance ceded                           (107)           (60)            (67)
     ---------------------------------------------------------------------------------
     TOTAL PREMIUMS                           $   881      $     848       $     869
     ---------------------------------------------------------------------------------

     Reinsurance recoveries on ceded reinsurance contracts were $32.9 million, $41.2 million, and $30.9 million during 1999, 1998, and 1997, respectively.

15.  CONTINGENCIES

     LEGAL PROCEEDINGS

     In 1999, the Company settled a class action lawsuit related to policies sold on a "vanishing premium" basis. As a result of the settlement, the Company has agreed to pay special enhancements for certain policies beginning on or after July 1, 1999. The present value of these payments has an expected value of $150. In addition, the Company will pay $50 to policyholders as part of a claims resolution process and has agreed, subject to certain conditions, to not reduce dividends for a period of 3 years and to maintain the program of voluntary enhancements that was previously implemented. The voluntary enhancements have an expected present value of $300. Management believes that these provisions are also adequate to address the remaining class actions and individual actions, including actions that may result from policyholders who have opted out of class settlement. However, there can be no assurance that these legal proceedings or any further litigation relating to life insurance pricing and sales practices will not have a material adverse effect on the Company's business, financial conditions or results of operation.

     The Company has provided for the estimated costs of settlement in these consolidated financial statements based on the terms of the settlement.

     The Company and its subsidiaries are subject to legal actions arising in the ordinary course of business. These legal actions are not expected to have a material adverse effect on the consolidated financial position of the Company.

                                         CONSOLIDATED FINANCIAL STATEMENTS
                                         (UNAUDITED)

                                         THE MANUFACTURERS LIFE INSURANCE
                                         COMPANY (U.S.A.)

                                         Six Months ended June 30, 2000 and 1999




                           PREPARED IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED BALANCE SHEETS

                                                                        AS AT        AS AT
                                                                       JUNE 30     DECEMBER 31
ASSETS ($ millions)                                                     2000          1999
                                                                        ----          ----
                                                                     (UNAUDITED)
INVESTMENTS
   Securities available-for-sale, at fair value
       Fixed maturity (amortized cost:  2000 $9,808; 1999 $9,561)      $ 9,661      $ 9,358
       Equity (amortized cost:  2000 $653; 1999 $622)                      968        1,106
   Mortgage loans                                                        1,502        1,622
   Real estate                                                           1,015        1,027
   Policy loans                                                          1,928        1,843
   Short-term investments                                                  154          284
                                                                       -------      -------
TOTAL INVESTMENTS                                                      $15,228      $15,240
                                                                       -------      -------

Cash and cash equivalents                                              $   180      $   131
Deferred acquisition costs                                               1,934        1,631
Deferred income taxes                                                      162          151
Due from affiliates                                                        536          504
Amounts recoverable from reinsurers                                        612          679
Other assets                                                               652          882
Separate account assets                                                 30,241       27,329
                                                                       -------      -------
TOTAL ASSETS                                                           $49,545      $46,547
                                                                       -------      -------

LIABILITIES, CAPITAL AND SURPLUS ($ millions)

LIABILITIES:
   Policyholder liabilities and accruals                               $16,146      $15,894
   Note payable                                                            200          200
   Other liabilities                                                       818        1,001
   Separate account liabilities                                         30,241       27,329
                                                                       -------      -------
TOTAL LIABILITIES                                                      $47,405      $44,424
                                                                       -------      -------

CAPITAL AND SURPLUS:
   Capital stock                                                       $     5      $     5
   Retained earnings                                                     2,124        1,990
   Accumulated other comprehensive income                                   11          128
                                                                       -------      -------
TOTAL CAPITAL AND SURPLUS                                              $ 2,140      $ 2,123
                                                                       -------      -------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                                 $49,545      $46,547
                                                                       -------      -------

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

Consolidated Statements of Income (UNAUDITED)


                                                       THREE MONTHS ENDED         SIX MONTHS ENDED
                                                            JUNE 30                    JUNE 30

($ millions)                                           2000          1999         2000         1999
                                                       ----          ----         ----         ----
REVENUE:
     Premiums                                        $   206       $   211      $   417       $   426
     Fee income                                          231           181          458           344
     Net investment income                               281           262          559           525
     Realized investment gains (losses)                  107            21          153            26
     Other                                                (1)           --           (2)            1
                                                     -------       -------      -------       -------
TOTAL REVENUE                                        $   824       $   675      $ 1,585       $ 1,322
                                                     -------       -------      -------       -------


BENEFITS AND EXPENSES:
     Policyholder benefits and claims                $   446       $   378      $   850       $   765
     Operating expenses and commissions                  149           126          298           231
     Amortization of deferred acquisition costs           39            19           45            41
     Interest expense                                      9            12           15            16
     Policyholder dividends                               88            83          164           151
     Minority interest expense                             2             4            6             8
                                                     -------       -------      -------       -------
TOTAL BENEFITS AND EXPENSES                          $   733       $   622      $ 1,378       $ 1,212

                                                     -------       -------      -------       -------
INCOME BEFORE INCOME TAXES                           $    91       $    53      $   207       $   110
                                                     -------       -------      -------       -------
INCOME TAXES                                         $    31       $    21      $    73       $    43
                                                     -------       -------      -------       -------

NET INCOME                                           $    60       $    32      $   134       $    67
                                                     -------       -------      -------       -------


See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS (UNAUDITED)

                                                                         ACCUMULATED
                                                                            OTHER
                                             CAPITAL       RETAINED     COMPREHENSIVE  TOTAL CAPITAL
  ($ thousands)                               STOCK        EARNINGS        INCOME       AND SURPLUS
  Balance at December 31, 1999               $     5          $1,990          $128         $2,123
  Comprehensive income                             -             134          (117)            17
                                             -------          ------           ---         ------
  BALANCE, JUNE 30, 2000                     $     5          $2,124           $11         $2,140
                                             =======          ======           ===         ======

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF CASH FLOWS  (UNAUDITED)

                                                                                                   SIX MONTHS ENDED
                                                                                                       JUNE 30
($ thousands)                                                                                     2000          1999
OPERATING ACTIVITIES:
Net income                                                                                       $   134       $    67
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
     Additions to policyholder liabilities and accruals                                              236           313
     Deferred acquisition costs                                                                     (296)         (197)
     Amounts recoverable from reinsurers                                                              41           195
     Amortization of deferred acquisition costs                                                       45            41
     Realized investment (gains) losses                                                             (153)          (26)
     (Additions) decreases to deferred income taxes                                                  (11)           44
     Amounts due to affiliates                                                                       (24)          (27)
     Other assets and liabilities, net                                                              (208)          123
     Other, net                                                                                       42            26
Net cash provided by (used in) operating activities                                              $  (194)      $   559
INVESTING ACTIVITIES:
Fixed-maturity securities sold, matured or repaid                                                $ 2,874       $ 2,500
Fixed-maturity securities purchased                                                               (3,248)       (2,552)
Equity securities sold                                                                               629           166
Equity securities purchased                                                                         (419)         (145)
Mortgage loans advanced                                                                              (28)         (145)
Mortgage loans repaid                                                                                148           112
Real estate sold                                                                                      45             5
Real estate purchased                                                                                (42)          (44)
Policy loans advanced, net                                                                           (86)          (63)
Short-term investments                                                                               130          (201)
Other investments, net                                                                               169          (183)
Net cash provided by (used in) investing activities                                              $   172       $  (550)
FINANCING ACTIVITIES:
Deposits and interest credited to policyholder account balances                                  $   844       $   445
Withdrawals from policyholder account balances                                                      (770)         (430)
Net reinsurance recoverable                                                                           (3)           --
Net cash provided by financing activities                                                        $    71       $    15
Increase in cash and cash equivalents during the period                                          $    49       $    24
Cash and cash equivalents at beginning of year                                                       131            82
BALANCE, END OF PERIOD                                                                           $   180       $   106

See accompanying notes.

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2000
                            (IN MILLIONS OF DOLLARS)
                                   (UNAUDITED)


1.       BASIS OF PRESENTATION

         The accompanying unaudited consolidated financial statements of The Manufacturers Life Insurance Company (U.S.A.) and its wholly-owned subsidiaries (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), except that they do not contain complete notes. However, in the opinion of management, these statements include all normal recurring adjustments necessary for a fair presentation of the results. Operating results for the six months ended June 30, 2000 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2000.


2.       RECENT ACCOUNTING STANDARDS

         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. Contracts that contain embedded derivatives, such as certain insurance contracts, are also addressed by the Statement. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In July 1999, the FASB issued Statement 137, which delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company is evaluating the accounting implications of SFAS No. 133 and has not determined its potential impact on its results of operations or its financial position.

3.       COMPREHENSIVE INCOME

         Total comprehensive income was as follows:

                                               THREE MONTHS ENDED      SIX MONTHS ENDED
                                                    JUNE 30                 JUNE 30

COMPREHENSIVE INCOME:
($ thousands)                                   2000        1999        2000        1999
                                                ----        ----        ----        ----
NET INCOME                                     $  60       $  32       $ 134       $  67
                                               -----       -----       -----       -----
OTHER COMPREHENSIVE INCOME, NET OF TAX:
Unrealized holding gains (losses) arising
during the year                                 (208)          5        (216)         24
Foreign currency translation                      --          --          --          --
Less:
Reclassification adjustment for realized
(gains) losses included in net income            (70)         14         (99)         24
                                               -----       -----       -----       -----
Other comprehensive loss                        (138)         (9)       (117)         --
                                               -----       -----       -----       -----
COMPREHENSIVE INCOME (LOSS)                    $ (78)      $  23       $  17       $  67
                                               -----       -----       -----       -----

         Other comprehensive loss is reported net of taxes recoverable of $74 and $5 for the three months and $63 and $0 for the six months ended June 30, 2000 and 1999, respectively.

         Accumulated other comprehensive income is comprised of the following:

                                                  AS AT             AS AT
($ millions)                                  JUNE 30, 2000    DECEMBER 31, 1999
UNREALIZED GAINS :
     Beginning balance                            $ 132             $ 154
     Current period change                         (117)              (22)
                                                  -----             -----
     Ending balance                               $  15             $ 132
                                                  -----             -----
FOREIGN CURRENCY:
     Beginning balance                            $  (4)            $  (5)
     Current period change                           --                 1
                                                  -----             -----
     Ending balance                               $  (4)            $  (4)
                                                  -----             -----
ACCUMULATED OTHER COMPREHENSIVE INCOME            $  11             $ 128
                                                  -----             -----



4.       CONTINGENCIES

          LEGAL PROCEEDINGS

          In 1999, the Company settled a class action lawsuit related to policies sold on a "vanishing premium" basis. As a result of the settlement, the Company has agreed to pay special enhancements for certain policies beginning on or after July 1, 1999. The present value of these payments has an expected value of $150. In addition, the Company will pay $50 to policyholders as part of a claims resolution process and has agreed, subject to certain conditions, to not reduce dividends for a period of 3 years and to maintain the program of voluntary enhancements that was previously implemented. The voluntary enhancements have an expected present value of $300. Management believes that these provisions are also adequate to address the remaining class actions and individual actions, including actions that may result from policyholders who have opted out of class settlement. However, there can be no assurance that these legal proceedings or any further litigation relating to life insurance pricing and sales practices will not have a material adverse effect on the Company's business, financial conditions or results of operation.

          The Company has provided for the estimated costs of settlement in these consolidated financial statements based on the terms of the settlement.

          The Company and its subsidiaries are subject to legal actions arising in the ordinary course of business. These legal actions are not expected to have a material adverse effect on the consolidated financial position of the Company.

                                     PART 2

                                OTHER INFORMATION

                           PART II. OTHER INFORMATION

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

         The Manufacturers Life Insurance Company (U.S.A.) hereby represents that the fees and charges deducted under the policies issued pursuant to this registration statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

CONTENTS OF REGISTRATION STATEMENT
This registration statement comprises the following papers and documents:


The facing sheet;
Cross-Reference Sheet;
The Prospectus, consisting of 77 pages;
Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940


The signatures;

Written consents of the following persons:
         A. James D. Gallagher, Esq. - Filed Herewith
         B. Opinion and Consent of Actuary - Filed Herewith
         C. Ernst & Young LLP - Filed Herewith

The following exhibits are filed as part of this Registration Statement:

1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:

         A(1) Resolutions of Board of Directors of The Manufacturers Life Insurance Company (U.S.A.) establishing Separate Account A - Incorporated by reference to Exhibit A(1) to initial registration statement filed July 20, 2000 (File No. 333-41814) (The "Initial Registration Statement").

         A(3)(a)(i)        Form of Distribution Agreement between The
                           Manufacturers Life Insurance Company (U.S.A.) and
                           ManEquity, Inc. Incorporated by reference to Exhibit
                           A(3)(a)(i), (ii) and (iii) to the registration statement on Form S-6, file number 333-66303 filed
                           October 29, 1998 (the "SVUL Registration Statement").

         A(3)(b)(i)        Form of specimen agreement between ManEquity, Inc.
                           and registered representatives. Incorporated by reference to Exhibit A(3)(b)(i) to pre-effective amendment no. 1 to the registration statement on Form
                           S-6, file number 333-51293 filed August 28, 1998.

         A(3)(b)(ii)       Form of specimen agreement between The Manufacturers
                           Life Insurance Company (U.S.A.) and registered representatives. Incorporated by reference to Exhibit
                           A(3)(b)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number
                           333-51293 filed August 28, 1998.

         A(3)(b)(iii)      Form of specimen Agreement between ManEquity, Inc.
                           and dealers. Incorporated by reference to Exhibit
                           A(3)(b)(iii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number
                           333-51293 filed August 28, 1998.

         A(3)(b)(iv)       Form of specimen agreement between The Manufacturers
                           Life Insurance Company (U.S.A.) and dealers.
                           Incorporated by reference to Exhibit A(3)(b)(iv) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed
                           August 28, 1998.

         A(5)(a) Form of Specimen Flexible Premium Variable Life Insurance Policy - Incorporated by reference to Exhibit A(5)(a) to the Initial Registration Statement.

         A(6)(a) Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit A(6)(a) to the Initial Registration Statement.

         A(6)(b) By-Laws of The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit A(6)(b) to the Initial Registration Statement.

         A(8)(a)(i)        Form of Service Agreement between The Manufacturers
                           Life Insurance Company and The Manufacturers Life
                           Insurance Company (U.S.A.). Incorporated by reference to Exhibit A(8)(a)(i),(ii), (iii), (iv), (v) and (vi) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed
                           August 28, 1998.

         A(8)(a)(vii)      Form of Amendment to Service Agreement between The
                           Manufacturers Life Insurance Company and The
                           Manufacturers Life Insurance Company (U.S.A.).
                           Incorporated by reference to Exhibit A(8)(a)(vii) to post-effective amendment No. 11 to the registration statement on Form N-4, file number 33-57018 filed
                           March 1, 1999.

         A(8)(b)(i)        Service Agreement between The Manufacturers Life
                           Insurance Company and ManEquity, Inc. dated January
                           2, 1991. Incorporated by reference to Exhibit
                           A(8)(c)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number
                           333-51293 filed August 28, 1998.

         A(8)(b)(ii)       Amendment to Service Agreement between The
                           Manufacturers Life Insurance Company and ManEquity,
                           Inc. dated March 1, 1994. Incorporated by reference to Exhibit A(8)(c)(ii) to pre-effective amendment no.
                           1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

         A(10)(a)(i)       Form of Specimen Application for Flexible Premium
                           Variable Life Insurance Policy. Incorporated by reference to Exhibit A(10) to post effective amendment no. 7 to the registration statement on Form
                           S-6, file number 33-52310, filed April 26, 1996.

2. Consents of the following:

             A. Opinion and consent of James D. Gallagher, Esq., Secretary and General Counsel of The Manufacturers Life Insurance Company (U.S.A.) - Filed Herewith

             B. Opinion and consent of Actuary, of The Manufacturers Life Insurance Company (U.S.A.) - Filed Herewith

             C.   Consent of Ernst & Young LLP- Filed Herewith

3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

4. Not applicable.

5. Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies. - Incorporated by reference to Exhibit 5 to the Initial Registration Statement

6. Powers of Attorney for all Directors and the Chief Financial Officer of The Manufacturers Life Insurance Company (U.S.A.) - - Incorporated by reference to Exhibit 6 to the Initial Registration Statement

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant and the Depositor and have caused this amendment to the Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, on this November 9, 2000.


SEPARATE ACCOUNT A OF
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
(Registrant)

By: THE MANUFACTURERS LIFE INSURANCE
     COMPANY (U.S.A.)
     (Depositor)


By: /s/John D. DesPrez III
    ----------------------
     John D. DesPrez III
     President

THE MANUFACTURERS LIFE
INSURANCE COMPANY (U.S.A.)


By: /s/John D. DesPrez III
    ----------------------
     John D. DesPrez III
     President

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities indicated on this November 9, 2000.


Signature                                 Title
---------                                 -----

/s/John D. DesPrez III                    Chairman and President
---------------------------               (Principal Executive Officer)
John D. DesPrez  III



/s/John Ostler                            Vice President and
---------------------------               Chief Financial Officer
John Ostler



*                                         Director
---------------------------
Felix Chee


*                                         Director
---------------------------
Robert A. Cook


/s/James D. Gallagher                     Director
---------------------
James D. Gallagher

*                                         Director
---------------------------
Geoffrey Guy

*                                         Director
---------------------------
James O'Malley

*                                         Director
---------------------------
Joseph J. Peitroski

*                                         Director
---------------------------
Rex Schaybaugh


*/s/James D. Gallagher
---------------------------
JAMES D. GALLAGHER
Pursuant to Power of Attorney

                                  EXHIBIT INDEX


Item No.          Description


     2A.          Opinion and Consent of James D. Gallagher



     2B.          Opinion and Consent of Actuary



     2C.          Opinion and Consent of Ernst & Young